SECURITIES AND EXCHANGE COMMISSION


WASHINGTON, D.C.  20549

___________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO.


Smith Corona Corporation
----------------------------------
(NAME OF ISSUER)


Common Stock
----------------------------------
(TITLE OF CLASS OF SECURITIES)


831858204
----------------------------------
(CUSIP NUMBER)


William J. Morgan
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH  45236
(513) 985-3200
----------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

March 7, 1997
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with this statement [   ] .


1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	  Pacholder Associates, Inc.  31-1089398

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [  ]
						      (b)  [  ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

	  Inapplicable - Investment Advisor

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                         [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

	  State of Ohio

7.  SOLE VOTING POWER

	   830,000 shares

8.  SHARED VOTING POWER

	  - 0 -

9.  SOLE DISPOSITIVE POWER

	   830,000 shares

10. SHARED DISPOSITIVE POWER

	  - 0 -

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	   830,000 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                        [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	  37.08%

14. TYPE OF REPORTING PERSON*
	  IA, CO

This Schedule 13-D is filed by Pacholder Associates, Inc. ("PAI").


Item 1.  Security and Issuer

     This Schedule 13-D relates to the common stock of Smith Corona Corporation (the "Company"). The address of the
Company's principal executive offices is 839 NYS Route 13 South, P.O. Box 2090, Cortland, NY 13045.

Item 2.  Identity and Background

     (a, b, c, f) PAI is a corporation organized under the laws of the State of Ohio. It is a registered investment advisor. Its business address is 8044 Montgomery Road, Suite 382, Cincinnati, Ohio 45236. The names and addresses of the directors and officers of PAI are set forth in the attached as Exhibit A.

     Pursuant to a contract dated April 13, 1994 between PAI and the Pension Benefit Guaranty Corporation ("PBGC") a wholly owned United States Government Corporation, referenced as Exhibit B, PAI has full and complete discretion for the investment in the Company, as well as voting the shares. However, under the terms of the agreement the PBGC has the ability to terminate this contract at its discretion.

     (d) During the last five years neither PAI, nor any of its officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years neither PAI, nor any of its officers and directors were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amounts of Funds and Other Consideration

     See Item 4.



Item 4.  Purpose of Transaction

     Since March 7, 1997, PAI has acted as financial advisor to the PBGC in the voting, acquisition or sale of securities of the Company.

     William J. Morgan, the President and a Director of PAI was elected to the Company's Board of Directors on February 28, 1997.

     As of the date of this filing PAI has no plans or proposals which relate to or would result in any of the following:

     (a) The acquisition of securities or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

     (h) Causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Company

     (a) Pursuant to the contract between the PBGC and PAI, PAI beneficially owns, 830,000 common shares, or 37.08% of all issued and outstanding shares.

     (b) As long as the contract between the PBGC and PAI is in effect, PAI has the power to vote and dispose of all 830,000 shares held by the PBGC.

     (c)  None.

     (d)  The PBGC.

     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Information respective to Item 6 is set forth in Item 2 above.

Item 7.  Material to be Filed as Exhibits


    Exhibit Number                   Title of Document
	A.                      Names and addresses of officers
				and directors of PAI

	B.                      Contract between the PBGC and PAI *

	C.                      Modification No. 1 to Contract
				dated 5/23/94

	D.                      Modification No. 2 to Contract
				dated 6/23/94

	E.                      Modification No. 3 to Contract
				dated 9/28/94

	F.                      Modification No. 4 to Contract
				dated 12/13/94

	G.                      Modification No. 5 to Contract
				dated 1/4/95

	H.                      Modification No. 6 to Contract
				dated 4/7/95

	I.                      Modification No. 7 to Contract
				dated 9/13/95

	J.                      Modification No. 8 to Contract
				dated 11/1/95

	K.                      Modification No. 9 to Contract
				dated 12/1/95

	L.                      Modification No. 10 to Contract
				dated 12/1/95

	M.                      Modification No. 11 to Contract
				dated 8/12/96

	N.                      Modification No. 12 to Contract
				dated 8/30/96

	O.                      Modification No. 13 to Contract
				dated 9/20/96

	P.                      Modification No. 14 to Contract
				dated 10/22/96

	Q.                      Modification No. 15 to Contract
				dated 2/19/97

	*Incorporated by reference to Kaiser Ventures, Inc. (fka Kaiser Resources, Inc.) Schedule 13-D original filing dated May 23, 1994

				SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


					 Pacholder Associates, Inc.


					 March 12, 1997
					 Date

					 /s/ William J. Morgan
					 Signature


					 President
					 Title

     EXHIBIT A

Dr. Asher O. Pacholder
Chairman of the Board and Director
c/o ICO, Inc.
100 Glenborough Dr., Suite 250
Houston, TX 77067

Mr. William J. Morgan
President and Director
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. James P. Shanahan, Jr.
Executive Vice President
 and General Counsel
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. Thomas M. Barnhart II
Senior Vice President
 and Associate General Counsel
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. Anthony L. Longi, Jr.
Executive Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. Robert C. Amenta
Senior Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. James E. Gibson
Senior Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236


Mr. Michael J. Bennett
Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. Bernard M. Casey
Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. Mark H. Prenger
Assistant Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Ms. Virginia A. Miller
Assistant Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

Mr. Nickolas J. Sakelos
Assistant Vice President
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH 45236

     EXHIBIT C

===================================================================================================================================
AMENDMENT OF SOLICITATION/MODIFICATION OF CONTRACT              1. CONTRACT ID CODE             PAGE OF PAGES
												  1       1

-----------------------------------------------------------------------------------------------------------------------------------
 2. AMENDMENT/MODIFICATION NO.        3. EFFECTIVE DATE       4. REQUISITION/PURCHASE REQ. NO.       5. PROJECT NO. (If applicable)
	T00001                             05/23/94                Memo Dtd 5/23/94

-----------------------------------------------------------------------------------------------------------------------------------
 6. ISSUED BY                   CODE     35000                7. ADMINISTERED BY (If other than Item 6)         CODE

	PENSION BENEFIT GUARANTY CORPORATION
	PROCUREMENT DEPARTMENT
	1200 K STREET, N.W., SUITE 510
	WASHINGTON, DC 20005-4026
	MARILYN SILVERMAN         C02 202/326-4160 X3322

-----------------------------------------------------------------------------------------------------------------------------------
 8. NAME AND ADDRESS OF CONTRACTOR                         Vendor ID: 00002760      (X)    9A. AMENDMENT OF SOLICITATION NO.
      (No., street, county, State and ZIP Code)

	Pacholder Associates, Inc.                                                         ----------------------------------------
	Towers of Kenwood                                                                  9B. DATED (SEE ITEM 11)
	8044 Montgomery Road, Suite 382
	Cincinnati OH 45236                                                                ----------------------------------------
	Attn: Mr. William J. Morgan                                                        10A. MODIFICATION OF CONTRACT/ORDER NO.

										     X            PBGC-J-0436
											   ----------------------------------------
											   10B. DATED (SEE ITEM 13)

												  4/1/94

-------------------------------------------------------------------------------
 CODE                                            FACILITY CODE
-----------------------------------------------------------------------------------------------------------------------------------
				     11. THIS ITEM ONLY APPLIES TO AMENDMENTS OF SOLICITATIONS
-----------------------------------------------------------------------------------------------------------------------------------
 [ ] The above numbered solicitation is amended as set forth in Item 14.  The hour and date specified for receipt of Offers
 [ ] is extended, [ ] is not extended.

 Offers must acknowledge receipt of this amendment prior to the hour and date specified in the solicitation or as amended, by one of the following methods:

 (a) By completing Items 8 and 15, and returning _____ copies of the amendment; (b) By acknowledging receipt of this amendment on each copy of the offer submitted; or (c) By separate letter or telegram which includes a reference to the solicitation and amendment numbers.  FAILURE OF YOUR ACKNOWLEDGMENT TO BE RECEIVED AT THE PLACE DESIGNATED FOR THE RECEIPT OF OFFERS PRIOR TO THE
 HOUR AND DATE SPECIFIED MAY RESULT IN REJECTION OF YOUR OFFER.  If by virtue of this amendment you desire to change an offer already submitted, such change may be made by telegram or letter, provided each telegram or letter makes reference to the solicitation and this amendment, and is received prior to the opening hour and date specified.

-----------------------------------------------------------------------------------------------------------------------------------
 12. ACCOUNTING AND APPROPRIATION DATA (If required)

		N/A

-----------------------------------------------------------------------------------------------------------------------------------
				  13. THIS ITEM APPLIES ONLY TO MODIFICATIONS OF CONTRACTS/ORDERS,
				    IT MODIFIES THE CONTRACT/ORDER NO. AS DESCRIBED IN ITEM 14.

-----------------------------------------------------------------------------------------------------------------------------------
 (X)  A.  THIS CHANGE ORDER IS ISSUED PURSUANT TO: (Specify authority) THE CHANGES SET FORTH IN ITEM 14 ARE MADE IN THE CONTRACT
	  ORDER NO. IN ITEM 10A.
  X

-----------------------------------------------------------------------------------------------------------------------------------
      B.  THE ABOVE NUMBERED CONTRACT/ORDER IS MODIFIED TO REFLECT THE ADMINISTRATIVE CHANGES (such as changes in paying office,
	  appropriation date, etc.)  SET FORTH IN ITEM 14, PURSUANT TO THE AUTHORITY OF FAR 43.103(b).

-----------------------------------------------------------------------------------------------------------------------------------
      C.  THIS SUPPLEMENTAL AGREEMENT IS ENTERED INTO PURSUANT TO AUTHORITY OF:

-----------------------------------------------------------------------------------------------------------------------------------
      D.  OTHER (Specify type of modification and authority)

-----------------------------------------------------------------------------------------------------------------------------------
 E.  IMPORTANT:   Contractor  [X] is not,    [ ] is required to sign this document and return _____ copies to the issuing office.

-----------------------------------------------------------------------------------------------------------------------------------

 14. DESCRIPTION OF AMENDMENT/MODIFICATION (Organized by UCF section headings, including solicitation/contract subject matter where feasible.)

     The contract is hereby modified as follows:

     1. Under Section G-2, "Submission of Invoices and Method of Payment," the first sentence is changed to the following, "A quarterly invoice shall be submitted in an original and (1) copy for work performed.




 Except as provided herein, all terms and conditions of the document referenced in Item 9A or 10A, as heretofore changed, remains unchanged and in full force and effect.

-----------------------------------------------------------------------------------------------------------------------------------
 15A. NAME AND TITLE OF SIGNER (Type or print)                        16A. NAME AND TITLE OF CONTRACTING OFFICER (Type or print)

									       ROBERT W. HERTING     AO1

-----------------------------------------------------------------------------------------------------------------------------------
 15B. CONTRACTOR/OFFEROR                        15C. DATE SIGNED      16B. UNITED STATES OF AMERICA               16C. DATE SIGNED

									   BY         ROBERT W. HERTING                  5-24-94
      ----------------------------------------                                ----------------------------------
      (Signature of person authorized to sign)                                (Signature of Contracting Officer)

==================================================================================================================================
 NSN 7540-01-152-8070                                                                           STANDARD FORM 30 (REV. 10-83)
 PREVIOUS EDITION UNUSABLE                                                                      Prescribed by GSA
								      FAR (48 CFR) 53.243


     EXHIBIT D

===================================================================================================================================
AMENDMENT OF SOLICITATION/MODIFICATION OF CONTRACT              1. CONTRACT ID CODE             PAGE OF PAGES
												  1       1

-----------------------------------------------------------------------------------------------------------------------------------
 2. AMENDMENT/MODIFICATION NO.        3. EFFECTIVE DATE       4. REQUISITION/PURCHASE REQ. NO.       5. PROJECT NO. (If applicable)
	T00002                             06/23/94                PBGC01-CF4183

-----------------------------------------------------------------------------------------------------------------------------------
 6. ISSUED BY                   CODE     35000                7. ADMINISTERED BY (If other than Item 6)         CODE

	PENSION BENEFIT GUARANTY CORPORATION
	PROCUREMENT DEPARTMENT
	1200 K STREET, N.W., SUITE 510
	WASHINGTON, DC 20005-4026
	MARILYN SILVERMAN         C02 202/326-4160 X3322

-----------------------------------------------------------------------------------------------------------------------------------
 8. NAME AND ADDRESS OF CONTRACTOR                         Vendor ID: 00002760      (X)    9A. AMENDMENT OF SOLICITATION NO.
      (No., street, county, State and ZIP Code)

	Pacholder Associates, Inc.                                                         ----------------------------------------
	Towers of Kenwood                                                                  9B. DATED (SEE ITEM 11)
	8044 Montgomery Road, Suite 382
	Cincinnati OH 45236                                                                ----------------------------------------
											   10A. MODIFICATION OF CONTRACT/ORDER NO.

										     X            PBGC-J-4-0436
											   ----------------------------------------
											   10B. DATED (SEE ITEM 13)

												  03/25/94

-------------------------------------------------------------------------------
 CODE                                            FACILITY CODE
-----------------------------------------------------------------------------------------------------------------------------------
				     11. THIS ITEM ONLY APPLIES TO AMENDMENTS OF SOLICITATIONS
-----------------------------------------------------------------------------------------------------------------------------------
 [ ] The above numbered solicitation is amended as set forth in Item 14.  The hour and date specified for receipt of Offers
 [ ] is extended, [ ] is not extended.

 Offers must acknowledge receipt of this amendment prior to the hour and date specified in the solicitation or as amended, by one of the following methods:

 (a) By completing Items 8 and 15, and returning _____ copies of the amendment; (b) By acknowledging receipt of this amendment on each copy of the offer submitted; or (c) By separate letter or telegram which includes a reference to the solicitation and amendment numbers.  FAILURE OF YOUR ACKNOWLEDGMENT TO BE RECEIVED AT THE PLACE DESIGNATED FOR THE RECEIPT OF OFFERS PRIOR TO THE
 HOUR AND DATE SPECIFIED MAY RESULT IN REJECTION OF YOUR OFFER.  If by virtue of this amendment you desire to change an offer already submitted, such change may be made by telegram or letter, provided each telegram or letter makes reference to the solicitation and this amendment, and is received prior to the opening hour and date specified.

-----------------------------------------------------------------------------------------------------------------------------------
 12. ACCOUNTING AND APPROPRIATION DATA (If required)

		1-7-1100-1-33500-2512 DECREASE: $100,000

-----------------------------------------------------------------------------------------------------------------------------------
				  13. THIS ITEM APPLIES ONLY TO MODIFICATIONS OF CONTRACTS/ORDERS,
				    IT MODIFIES THE CONTRACT/ORDER NO. AS DESCRIBED IN ITEM 14.

-----------------------------------------------------------------------------------------------------------------------------------
 (X)  A.  THIS CHANGE ORDER IS ISSUED PURSUANT TO: (Specify authority) THE CHANGES SET FORTH IN ITEM 14 ARE MADE IN THE CONTRACT
	  ORDER NO. IN ITEM 10A.
  X

-----------------------------------------------------------------------------------------------------------------------------------
      B.  THE ABOVE NUMBERED CONTRACT/ORDER IS MODIFIED TO REFLECT THE ADMINISTRATIVE CHANGES (such as changes in paying office,
	  appropriation date, etc.)  SET FORTH IN ITEM 14, PURSUANT TO THE AUTHORITY OF FAR 43.103(b).

-----------------------------------------------------------------------------------------------------------------------------------
      C.  THIS SUPPLEMENTAL AGREEMENT IS ENTERED INTO PURSUANT TO AUTHORITY OF:

-----------------------------------------------------------------------------------------------------------------------------------
      D.  OTHER (Specify type of modification and authority)

-----------------------------------------------------------------------------------------------------------------------------------
 E.  IMPORTANT:   Contractor  [X] is not,    [ ] is required to sign this document and return _____ copies to the issuing office.

-----------------------------------------------------------------------------------------------------------------------------------

 14. DESCRIPTION OF AMENDMENT/MODIFICATION (Organized by UCF section headings, including solicitation/contract subject matter where feasible.)

     THIS CONTRACT IS HEREBY MODIFIED AS FOLLOWS:

     1.  FUNDS IN THE AMOUNT OF $100,000.00 ARE HEREBY DEOBLIGATED
     FROM THIS CONTRACT.

     2.  THE TOTAL AMOUNT OF THE CONTRACT AS DECREASED FROM
     $300,000.00 TO $200,000.00.



 Except as provided herein, all terms and conditions of the document referenced in Item 9A or 10A, as heretofore changed, remains unchanged and in full force and effect.

-----------------------------------------------------------------------------------------------------------------------------------
 15A. NAME AND TITLE OF SIGNER (Type or print)                        16A. NAME AND TITLE OF CONTRACTING OFFICER (Type or print)

			     ROBERT W. HERTING     AO1

-----------------------------------------------------------------------------------------------------------------------------------
 15B. CONTRACTOR/OFFEROR                        15C. DATE SIGNED      16B. UNITED STATES OF AMERICA               16C. DATE SIGNED

									   BY      CHRISTINA PAPAVASILIAN                6-28-95
      ----------------------------------------                                ----------------------------------
      (Signature of person authorized to sign)                                (Signature of Contracting Officer)

===================================================================================================================================
 NSN 7540-01-152-8070                                                                           STANDARD FORM 30 (REV. 10-83)
 PREVIOUS EDITION UNUSABLE                                                                      Prescribed by GSA
												FAR (48 CFR) 53.243



     EXHIBIT E

===================================================================================================================================
AMENDMENT OF SOLICITATION/MODIFICATION OF CONTRACT              1. CONTRACT ID CODE             PAGE OF PAGES
												  1       1

-----------------------------------------------------------------------------------------------------------------------------------
 2. AMENDMENT/MODIFICATION NO.        3. EFFECTIVE DATE       4. REQUISITION/PURCHASE REQ. NO.       5. PROJECT NO. (If applicable)
      Modification 3                       Upon Signature          N/A

-----------------------------------------------------------------------------------------------------------------------------------
 6. ISSUED BY                   CODE                          7. ADMINISTERED BY (If other than Item 6)         CODE

	PENSION BENEFIT GUARANTY CORPORATION                       See Block 6
	PROCUREMENT DEPARTMENT
	1200 K STREET, N.W., SUITE 510
	WASHINGTON, DC 20005

-----------------------------------------------------------------------------------------------------------------------------------
 8. NAME AND ADDRESS OF CONTRACTOR                         Vendor ID: 00002760      (X)    9A. AMENDMENT OF SOLICITATION NO.
      (No., street, county, State and ZIP Code)

	Pacholder Associates, Inc.                                                         ----------------------------------------
	Towers of Kenwood                                                                  9B. DATED (SEE ITEM 11)
	8044 Montgomery Road, Suite 382
	Cincinnati OH 45236                                                                ----------------------------------------
											   10A. MODIFICATION OF CONTRACT/ORDER NO.

										     X            J-94-0436
											   ----------------------------------------
											   10B. DATED (SEE ITEM 13)

												  03/25/94

-------------------------------------------------------------------------------
 CODE                                            FACILITY CODE
-----------------------------------------------------------------------------------------------------------------------------------
				     11. THIS ITEM ONLY APPLIES TO AMENDMENTS OF SOLICITATIONS
-----------------------------------------------------------------------------------------------------------------------------------
 [ ] The above numbered solicitation is amended as set forth in Item 14.  The hour and date specified for receipt of Offers
 [ ] is extended, [ ] is not extended.

 Offers must acknowledge receipt of this amendment prior to the hour and date specified in the solicitation or as amended, by one of the following methods:

 (a) By completing Items 8 and 15, and returning _____ copies of the amendment; (b) By acknowledging receipt of this amendment on each copy of the offer submitted; or (c) By separate letter or telegram which includes a reference to the solicitation and amendment numbers.  FAILURE OF YOUR ACKNOWLEDGMENT TO BE RECEIVED AT THE PLACE DESIGNATED FOR THE RECEIPT OF OFFERS PRIOR TO THE
 HOUR AND DATE SPECIFIED MAY RESULT IN REJECTION OF YOUR OFFER.  If by virtue of this amendment you desire to change an offer already submitted, such change may be made by telegram or letter, provided each telegram or letter makes reference to the solicitation and this amendment, and is received prior to the opening hour and date specified.

-----------------------------------------------------------------------------------------------------------------------------------
 12. ACCOUNTING AND APPROPRIATION DATA (If required)

		1-7-1100-1-33500-2512              ($97,000)

-----------------------------------------------------------------------------------------------------------------------------------
				  13. THIS ITEM APPLIES ONLY TO MODIFICATIONS OF CONTRACTS/ORDERS,
				    IT MODIFIES THE CONTRACT/ORDER NO. AS DESCRIBED IN ITEM 14.

-----------------------------------------------------------------------------------------------------------------------------------
 (X)  A.  THIS CHANGE ORDER IS ISSUED PURSUANT TO: (Specify authority) THE CHANGES SET FORTH IN ITEM 14 ARE MADE IN THE CONTRACT
	  ORDER NO. IN ITEM 10A.

-----------------------------------------------------------------------------------------------------------------------------------
      B.  THE ABOVE NUMBERED CONTRACT/ORDER IS MODIFIED TO REFLECT THE ADMINISTRATIVE CHANGES (such as changes in paying office,
  X       appropriation date, etc.)  SET FORTH IN ITEM 14, PURSUANT TO THE AUTHORITY OF FAR 43.103(b).

-----------------------------------------------------------------------------------------------------------------------------------
      C.  THIS SUPPLEMENTAL AGREEMENT IS ENTERED INTO PURSUANT TO AUTHORITY OF:

-----------------------------------------------------------------------------------------------------------------------------------
      D.  OTHER (Specify type of modification and authority)

-----------------------------------------------------------------------------------------------------------------------------------
 E.  IMPORTANT:   Contractor  [XX] is not,    [ ] is required to sign this document and return _____ copies to the issuing office.

-----------------------------------------------------------------------------------------------------------------------------------

 14. DESCRIPTION OF AMENDMENT/MODIFICATION (Organized by UCF section headings, including solicitation/contract subject matter where feasible.)

     THIS CONTRACT IS HEREBY MODIFIED TO REFLECT THE FOLLOWING CHANGES:

     1.  Total value of subject contract is hereby decreased by $97,000 from $200,000 to
	 $103,000.

     2.  Total FY94 funds obligated against this contract are hereby decreased by $97,000, from
	 $200,000 to $103,000.



 Except as provided herein, all terms and conditions of the document referenced in Item 9A or 10A, as heretofore changed, remains unchanged and in full force and effect.

-----------------------------------------------------------------------------------------------------------------------------------
 15A. NAME AND TITLE OF SIGNER (Type or print)                        16A. NAME AND TITLE OF CONTRACTING OFFICER (Type or print)

									       Robert W. Herting
									       Contracting Officer
-----------------------------------------------------------------------------------------------------------------------------------
 15B. CONTRACTOR/OFFEROR                        15C. DATE SIGNED      16B. UNITED STATES OF AMERICA               16C. DATE SIGNED

									   BY         ROBERT W. HERTING                  9-28-94
      ----------------------------------------                                ----------------------------------
      (Signature of person authorized to sign)                                (Signature of Contracting Officer)

===================================================================================================================================
 NSN 7540-01-152-8070                                                                           STANDARD FORM 30 (REV. 10-83)
 PREVIOUS EDITION UNUSABLE                                                                      Prescribed by GSA
												FAR (48 CFR) 53.243



     EXHIBIT F

===================================================================================================================================
AMENDMENT OF SOLICITATION/MODIFICATION OF CONTRACT              1. CONTRACT ID CODE             PAGE OF PAGES
												  1       1

-----------------------------------------------------------------------------------------------------------------------------------
 2. AMENDMENT/MODIFICATION NO.        3. EFFECTIVE DATE       4. REQUISITION/PURCHASE REQ. NO.       5. PROJECT NO. (If applicable)
		T00004                             12/13/94                PBGC01-CF5058

-----------------------------------------------------------------------------------------------------------------------------------
 6. ISSUED BY                   CODE     35000                7. ADMINISTERED BY (If other than Item 6)         CODE

	PENSION BENEFIT GUARANTY CORPORATION
	PROCUREMENT DEPARTMENT
	1200 K STREET, N.W., SUITE 510
	WASHINGTON, DC 20005-4026
	DANIEL O'BRIEN            C06 202/326-4160

-----------------------------------------------------------------------------------------------------------------------------------
 8. NAME AND ADDRESS OF CONTRACTOR                         Vendor ID: 00002760      (X)    9A. AMENDMENT OF SOLICITATION NO.
      (No., street, county, State and ZIP Code)

	Pacholder Associates, Inc.                                                         ----------------------------------------
	Towers of Kenwood                                                                  9B. DATED (SEE ITEM 11)
	8044 Montgomery Road, Suite 382
	Cincinnati OH 45236                                                                ----------------------------------------
											 10A. MODIFICATION OF CONTRACT/ORDER NO.

										      X            PBGC-J-4-0436
											 ----------------------------------------
											 10B. DATED (SEE ITEM 13)

											       03/25/94

-------------------------------------------------------------------------------
 CODE                                            FACILITY CODE
-----------------------------------------------------------------------------------------------------------------------------------
				     11. THIS ITEM ONLY APPLIES TO AMENDMENTS OF SOLICITATIONS
-----------------------------------------------------------------------------------------------------------------------------------
 [ ] The above numbered solicitation is amended as set forth in Item 14.  The hour and date specified for receipt of Offers
 [ ] is extended, [ ] is not extended.

 Offers must acknowledge receipt of this amendment prior to the hour and date specified in the solicitation or as amended, by one of the following methods:

 (a) By completing Items 8 and 15, and returning _____ copies of the amendment; (b) By acknowledging receipt of this amendment on each copy of the offer submitted; or (c) By separate letter or telegram which includes a reference to the solicitation and amendment numbers.  FAILURE OF YOUR ACKNOWLEDGMENT TO BE RECEIVED AT THE PLACE DESIGNATED FOR THE RECEIPT OF OFFERS PRIOR TO THE
 HOUR AND DATE SPECIFIED MAY RESULT IN REJECTION OF YOUR OFFER.  If by virtue of this amendment you desire to change an offer already submitted, such change may be made by telegram or letter, provided each telegram or letter makes reference to the solicitation and this amendment, and is received prior to the opening hour and date specified.

-----------------------------------------------------------------------------------------------------------------------------------
 12. ACCOUNTING AND APPROPRIATION DATA (If required)

		1-7-1100-1-31000-2512 increase: $300,000

-----------------------------------------------------------------------------------------------------------------------------------
				  13. THIS ITEM APPLIES ONLY TO MODIFICATIONS OF CONTRACTS/ORDERS,
				    IT MODIFIES THE CONTRACT/ORDER NO. AS DESCRIBED IN ITEM 14.

-----------------------------------------------------------------------------------------------------------------------------------
 (X)  A.  THIS CHANGE ORDER IS ISSUED PURSUANT TO: (Specify authority) THE CHANGES SET FORTH IN ITEM 14 ARE MADE IN THE CONTRACT
	  ORDER NO. IN ITEM 10A.
  X

-----------------------------------------------------------------------------------------------------------------------------------
      B.  THE ABOVE NUMBERED CONTRACT/ORDER IS MODIFIED TO REFLECT THE ADMINISTRATIVE CHANGES (such as changes in paying office,
	  appropriation date, etc.)  SET FORTH IN ITEM 14, PURSUANT TO THE AUTHORITY OF FAR 43.103(b).

-----------------------------------------------------------------------------------------------------------------------------------
      C.  THIS SUPPLEMENTAL AGREEMENT IS ENTERED INTO PURSUANT TO AUTHORITY OF:

-----------------------------------------------------------------------------------------------------------------------------------
      D.  OTHER (Specify type of modification and authority)

-----------------------------------------------------------------------------------------------------------------------------------
 E.  IMPORTANT:   Contractor  [X] is not,    [ ] is required to sign this document and return _____ copies to the issuing office.

-----------------------------------------------------------------------------------------------------------------------------------

 14. DESCRIPTION OF AMENDMENT/MODIFICATION (Organized by UCF section headings, including solicitation/contract subject matter where feasible.)

     Subject contract is hereby modified to reflect the following changes:

     1. The total value of subject contract is hereby increased by $300,000, from $103,000 to $403,000.

     2. Total FY '95 funds obligated against subject contract are $300,000.



 Except as provided herein, all terms and conditions of the document referenced in Item 9A or 10A, as heretofore changed, remains unchanged and in full force and effect.

-----------------------------------------------------------------------------------------------------------------------------------
 15A. NAME AND TITLE OF SIGNER (Type or print)                        16A. NAME AND TITLE OF CONTRACTING OFFICER (Type or print)

									       ROBERT W. HERTING     AO1

-----------------------------------------------------------------------------------------------------------------------------------
 15B. CONTRACTOR/OFFEROR                        15C. DATE SIGNED      16B. UNITED STATES OF AMERICA               16C. DATE SIGNED

									   BY         ROBERT W. HERTING                  12-14-94
      ----------------------------------------                                ----------------------------------
      (Signature of person authorized to sign)                                (Signature of Contracting Officer)

===================================================================================================================================
 NSN 7540-01-152-8070                                                                           STANDARD FORM 30 (REV. 10-83)
 PREVIOUS EDITION UNUSABLE                                                                      Prescribed by GSA
												FAR (48 CFR) 53.243


     EXHIBIT G

===================================================================================================================================
AMENDMENT OF SOLICITATION/MODIFICATION OF CONTRACT              1. CONTRACT ID CODE             PAGE OF PAGES
												  1       2

-----------------------------------------------------------------------------------------------------------------------------------
 2. AMENDMENT/MODIFICATION NO.        3. EFFECTIVE DATE       4. REQUISITION/PURCHASE REQ. NO.       5. PROJECT NO. (If applicable)
	T00005                             06/23/94                PBGC01-CF5063

-----------------------------------------------------------------------------------------------------------------------------------
 6. ISSUED BY                   CODE     35000                7. ADMINISTERED BY (If other than Item 6)         CODE

	PENSION BENEFIT GUARANTY CORPORATION
	PROCUREMENT DEPARTMENT
	1200 K STREET, N.W., SUITE 510
	WASHINGTON, DC 20005-4026
	DANIEL O'BRIEN            C06 202/326-4160

-----------------------------------------------------------------------------------------------------------------------------------
 8. NAME AND ADDRESS OF CONTRACTOR                         Vendor ID: 00002760      (X)    9A. AMENDMENT OF SOLICITATION NO.
      (No., street, county, State and ZIP Code)

	Pacholder Associates, Inc.                                                         ----------------------------------------
	Towers of Kenwood                                                                  9B. DATED (SEE ITEM 11)
	8044 Montgomery Road, Suite 382
	Cincinnati OH 45236                                                                ----------------------------------------
											   10A. MODIFICATION OF CONTRACT/ORDER NO.

										     X            J-5-0436
											   ----------------------------------------
											   10B. DATED (SEE ITEM 13)

												  03/25/94

-------------------------------------------------------------------------------
 CODE                                            FACILITY CODE
-----------------------------------------------------------------------------------------------------------------------------------
				     11. THIS ITEM ONLY APPLIES TO AMENDMENTS OF SOLICITATIONS
-----------------------------------------------------------------------------------------------------------------------------------
 [ ] The above numbered solicitation is amended as set forth in Item 14.  The hour and date specified for receipt of Offers
 [ ] is extended, [ ] is not extended.

 Offers must acknowledge receipt of this amendment prior to the hour and date specified in the solicitation or as amended, by one of the following methods:

 (a) By completing Items 8 and 15, and returning _____ copies of the amendment; (b) By acknowledging receipt of this amendment on each copy of the offer submitted; or (c) By separate letter or telegram which includes a reference to the solicitation and amendment numbers.  FAILURE OF YOUR ACKNOWLEDGMENT TO BE RECEIVED AT THE PLACE DESIGNATED FOR THE RECEIPT OF OFFERS PRIOR TO THE
 HOUR AND DATE SPECIFIED MAY RESULT IN REJECTION OF YOUR OFFER.  If by virtue of this amendment you desire to change an offer already submitted, such change may be made by telegram or letter, provided each telegram or letter makes reference to the solicitation and this amendment, and is received prior to the opening hour and date specified.

-----------------------------------------------------------------------------------------------------------------------------------
 12. ACCOUNTING AND APPROPRIATION DATA (If required)

		1-7-1100-1-31000-2512 DECREASE: $100,000.00

-----------------------------------------------------------------------------------------------------------------------------------
				  13. THIS ITEM APPLIES ONLY TO MODIFICATIONS OF CONTRACTS/ORDERS,
				    IT MODIFIES THE CONTRACT/ORDER NO. AS DESCRIBED IN ITEM 14.

-----------------------------------------------------------------------------------------------------------------------------------
 (X)  A.  THIS CHANGE ORDER IS ISSUED PURSUANT TO: (Specify authority) THE CHANGES SET FORTH IN ITEM 14 ARE MADE IN THE CONTRACT
	  ORDER NO. IN ITEM 10A.
  X

-----------------------------------------------------------------------------------------------------------------------------------
      B.  THE ABOVE NUMBERED CONTRACT/ORDER IS MODIFIED TO REFLECT THE ADMINISTRATIVE CHANGES (such as changes in paying office,
	  appropriation date, etc.)  SET FORTH IN ITEM 14, PURSUANT TO THE AUTHORITY OF FAR 43.103(b).

-----------------------------------------------------------------------------------------------------------------------------------
      C.  THIS SUPPLEMENTAL AGREEMENT IS ENTERED INTO PURSUANT TO AUTHORITY OF:

-----------------------------------------------------------------------------------------------------------------------------------
      D.  OTHER (Specify type of modification and authority)

-----------------------------------------------------------------------------------------------------------------------------------
 E.  IMPORTANT:   Contractor  [X] is not,    [ ] is required to sign this document and return _____ copies to the issuing office.

-----------------------------------------------------------------------------------------------------------------------------------

 14. DESCRIPTION OF AMENDMENT/MODIFICATION (Organized by UCF section headings, including solicitation/contract subject matter where feasible.)

     Subject contract is hereby modified to reflect the following changes:

     1. The total value of subject contract is hereby decreased by $100,000.00 from $403,000.00 to $303,000.00.

     2. Total FY 95 funds obligated against subject contract are hereby decreased by $100,000.00 from $300,000.00 to



 Except as provided herein, all terms and conditions of the document referenced in Item 9A or 10A, as heretofore changed, remains unchanged and in full force and effect.

-----------------------------------------------------------------------------------------------------------------------------------
 15A. NAME AND TITLE OF SIGNER (Type or print)                        16A. NAME AND TITLE OF CONTRACTING OFFICER (Type or print)

									       ROBERT W. HERTING     AO1

-----------------------------------------------------------------------------------------------------------------------------------
 15B. CONTRACTOR/OFFEROR                        15C. DATE SIGNED      16B. UNITED STATES OF AMERICA               16C. DATE SIGNED

									   BY         ROBERT W. HERTING                1-4-94-'95
      ----------------------------------------                                ----------------------------------
      (Signature of person authorized to sign)                                (Signature of Contracting Officer)

===================================================================================================================================
 NSN 7540-01-152-8070                                                                           STANDARD FORM 30 (REV. 10-83)
 PREVIOUS EDITION UNUSABLE                                                                      Prescribed by GSA
												FAR (48 CFR) 53.243




			    SF 30 CONTINUATION SHEET


$200,000.00.




















PBGC-J-4-0436   Mod. T00005            2

     EXHIBIT H

===================================================================================================================================
AMENDMENT OF SOLICITATION/MODIFICATION OF CONTRACT              1. CONTRACT ID CODE             PAGE OF PAGES
								   PBGC-J-5-0436                  1       1

-----------------------------------------------------------------------------------------------------------------------------------
 2. AMENDMENT/MODIFICATION NO.        3. EFFECTIVE DATE       4. REQUISITION/PURCHASE REQ. NO.       5. PROJECT NO. (If applicable)
	Modification 6                   Upon Signature            N/A

-----------------------------------------------------------------------------------------------------------------------------------
 6. ISSUED BY                   CODE     35000                7. ADMINISTERED BY (If other than Item 6)         CODE

	PENSION BENEFIT GUARANTY CORPORATION                       See Block 6
	PROCUREMENT DEPARTMENT
	1200 K STREET, N.W., SUITE 510
	WASHINGTON, DC 20005

-----------------------------------------------------------------------------------------------------------------------------------
 8. NAME AND ADDRESS OF CONTRACTOR                         Vendor ID: 00002760      (X)    9A. AMENDMENT OF SOLICITATION NO.
      (No., street, county, State and ZIP Code)

	Pacholder Associates, Inc.                                                         ----------------------------------------
	Towers of Kenwood                                                                  9B. DATED (SEE ITEM 11)
	8044 Montgomery Road, Suite 382
	Cincinnati OH 45236                                                                ----------------------------------------
											   10A. MODIFICATION OF CONTRACT/ORDER NO.

										     X            PBGC-J-5-0436
											   ----------------------------------------
											   10B. DATED (SEE ITEM 13)

												  3/25/94

-------------------------------------------------------------------------------
 CODE                                            FACILITY CODE
-----------------------------------------------------------------------------------------------------------------------------------
				     11. THIS ITEM ONLY APPLIES TO AMENDMENTS OF SOLICITATIONS
-----------------------------------------------------------------------------------------------------------------------------------
 [ ] The above numbered solicitation is amended as set forth in Item 14.  The hour and date specified for receipt of Offers
 [ ] is extended, [ ] is not extended.

 Offers must acknowledge receipt of this amendment prior to the hour and date specified in the solicitation or as amended, by one of the following methods:

 (a) By completing Items 8 and 15, and returning _____ copies of the amendment; (b) By acknowledging receipt of this amendment on each copy of the offer submitted; or (c) By separate letter or telegram which includes a reference to the solicitation and amendment numbers.  FAILURE OF YOUR ACKNOWLEDGMENT TO BE RECEIVED AT THE PLACE DESIGNATED FOR THE RECEIPT OF OFFERS PRIOR TO THE
 HOUR AND DATE SPECIFIED MAY RESULT IN REJECTION OF YOUR OFFER.  If by virtue of this amendment you desire to change an offer already submitted, such change may be made by telegram or letter, provided each telegram or letter makes reference to the solicitation and this amendment, and is received prior to the opening hour and date specified.

-----------------------------------------------------------------------------------------------------------------------------------
 12. ACCOUNTING AND APPROPRIATION DATA (If required)

      N/A

-----------------------------------------------------------------------------------------------------------------------------------
				  13. THIS ITEM APPLIES ONLY TO MODIFICATIONS OF CONTRACTS/ORDERS,
				    IT MODIFIES THE CONTRACT/ORDER NO. AS DESCRIBED IN ITEM 14.

-----------------------------------------------------------------------------------------------------------------------------------
 (X)  A.  THIS CHANGE ORDER IS ISSUED PURSUANT TO: (Specify authority) THE CHANGES SET FORTH IN ITEM 14 ARE MADE IN THE CONTRACT
	  ORDER NO. IN ITEM 10A.

-----------------------------------------------------------------------------------------------------------------------------------
      B.  THE ABOVE NUMBERED CONTRACT/ORDER IS MODIFIED TO REFLECT THE ADMINISTRATIVE CHANGES (such as changes in paying office,
  X       appropriation date, etc.)  SET FORTH IN ITEM 14, PURSUANT TO THE AUTHORITY OF FAR 43.103(b).

-----------------------------------------------------------------------------------------------------------------------------------
      C.  THIS SUPPLEMENTAL AGREEMENT IS ENTERED INTO PURSUANT TO AUTHORITY OF:

-----------------------------------------------------------------------------------------------------------------------------------
      D.  OTHER (Specify type of modification and authority)

-----------------------------------------------------------------------------------------------------------------------------------
 E.  IMPORTANT:   Contractor  [X] is not,    [ ] is required to sign this document and return _____ copies to the issuing office.

-----------------------------------------------------------------------------------------------------------------------------------

 14. DESCRIPTION OF AMENDMENT/MODIFICATION (Organized by UCF section headings, including solicitation/contract subject matter where feasible.)

     Subject contract is hereby modified to reflect the following changes:

     1.  Robert Perlstein is hereby deleted as COTR and replaced with Frank Tate.



 Except as provided herein, all terms and conditions of the document referenced in Item 9A or 10A, as heretofore changed, remains unchanged and in full force and effect.

-----------------------------------------------------------------------------------------------------------------------------------
 15A. NAME AND TITLE OF SIGNER (Type or print)                        16A. NAME AND TITLE OF CONTRACTING OFFICER (Type or print)

									       ROBERT W. HERTING
									       Contracting Officer

-----------------------------------------------------------------------------------------------------------------------------------
 15B. CONTRACTOR/OFFEROR                        15C. DATE SIGNED      16B. UNITED STATES OF AMERICA               16C. DATE SIGNED

									   BY         ROBERT W. HERTING                  4-7-95
      ----------------------------------------                                ----------------------------------
      (Signature of person authorized to sign)                                (Signature of Contracting Officer)

===================================================================================================================================
 NSN 7540-01-152-8070                                                                           STANDARD FORM 30 (REV. 10-83)
 PREVIOUS EDITION UNUSABLE                                                                      Prescribed by GSA
												FAR (48 CFR) 53.243



     EXHIBIT I

===================================================================================================================================
AMENDMENT OF SOLICITATION/MODIFICATION OF CONTRACT              1. CONTRACT ID CODE             PAGE OF PAGES
												  1       2

-----------------------------------------------------------------------------------------------------------------------------------
 2. AMENDMENT/MODIFICATION NO.        3. EFFECTIVE DATE       4. REQUISITION/PURCHASE REQ. NO.       5. PROJECT NO. (If applicable)
	T00007                                                     PBGC01-CF5187

-----------------------------------------------------------------------------------------------------------------------------------
 6. ISSUED BY                   CODE     35000                7. ADMINISTERED BY (If other than Item 6)         CODE     34400

	PENSION BENEFIT GUARANTY CORPORATION                         PENSION BENEFIT GUARANTY CORPORATION
	PROCUREMENT DEPARTMENT                                       PROCUREMENT DIVISION
	1200 K STREET, N.W., SUITE 510                               2020 K STREET, NW, CODE 34400
	WASHINGTON, DC 20005-4026                                    WASHINGTON, DC 20006
	MARILYN SILVERMAN         C02 202/326-4160 X3322

-----------------------------------------------------------------------------------------------------------------------------------
 8. NAME AND ADDRESS OF CONTRACTOR                         Vendor ID: 00002760      (X)    9A. AMENDMENT OF SOLICITATION NO.
      (No., street, county, State and ZIP Code)

	Pacholder Associates, Inc.                                                         ----------------------------------------
	Towers of Kenwood                                                                  9B. DATED (SEE ITEM 11)
	8044 Montgomery Road, Suite 382
	Cincinnati OH 45236                                                                ----------------------------------------
											   10A. MODIFICATION OF CONTRACT/ORDER NO.
	Attn: William Morgan
										     X            J-5-0436
											   ----------------------------------------
											   10B. DATED (SEE ITEM 13)

												  03/25/94

-------------------------------------------------------------------------------
 CODE                                            FACILITY CODE
-----------------------------------------------------------------------------------------------------------------------------------
				     11. THIS ITEM ONLY APPLIES TO AMENDMENTS OF SOLICITATIONS
-----------------------------------------------------------------------------------------------------------------------------------
 [ ] The above numbered solicitation is amended as set forth in Item 14.  The hour and date specified for receipt of Offers
 [ ] is extended, [ ] is not extended.

 Offers must acknowledge receipt of this amendment prior to the hour and date specified in the solicitation or as amended, by one of the following methods:

 (a) By completing Items 8 and 15, and returning _____ copies of the amendment; (b) By acknowledging receipt of this amendment on each copy of the offer submitted; or (c) By separate letter or telegram which includes a reference to the solicitation and amendment numbers.  FAILURE OF YOUR ACKNOWLEDGMENT TO BE RECEIVED AT THE PLACE DESIGNATED FOR THE RECEIPT OF OFFERS PRIOR TO THE
 HOUR AND DATE SPECIFIED MAY RESULT IN REJECTION OF YOUR OFFER.  If by virtue of this amendment you desire to change an offer already submitted, such change may be made by telegram or letter, provided each telegram or letter makes reference to the solicitation and this amendment, and is received prior to the opening hour and date specified.

-----------------------------------------------------------------------------------------------------------------------------------
 12. ACCOUNTING AND APPROPRIATION DATA (If required)

		1-7-1100-1-31000-2531             INCREASE: $18,400.00

-----------------------------------------------------------------------------------------------------------------------------------
				  13. THIS ITEM APPLIES ONLY TO MODIFICATIONS OF CONTRACTS/ORDERS,
				    IT MODIFIES THE CONTRACT/ORDER NO. AS DESCRIBED IN ITEM 14.

-----------------------------------------------------------------------------------------------------------------------------------
 (X)  A.  THIS CHANGE ORDER IS ISSUED PURSUANT TO: (Specify authority) THE CHANGES SET FORTH IN ITEM 14 ARE MADE IN THE CONTRACT
	  ORDER NO. IN ITEM 10A.
  X

-----------------------------------------------------------------------------------------------------------------------------------
      B.  THE ABOVE NUMBERED CONTRACT/ORDER IS MODIFIED TO REFLECT THE ADMINISTRATIVE CHANGES (such as changes in paying office,
	  appropriation date, etc.)  SET FORTH IN ITEM 14, PURSUANT TO THE AUTHORITY OF FAR 43.103(b).

-----------------------------------------------------------------------------------------------------------------------------------
      C.  THIS SUPPLEMENTAL AGREEMENT IS ENTERED INTO PURSUANT TO AUTHORITY OF:

-----------------------------------------------------------------------------------------------------------------------------------
      D.  OTHER (Specify type of modification and authority)

-----------------------------------------------------------------------------------------------------------------------------------
 E.  IMPORTANT:   Contractor  [X] is not,    [ ] is required to sign this document and return _____ copies to the issuing office.

-----------------------------------------------------------------------------------------------------------------------------------

 14. DESCRIPTION OF AMENDMENT/MODIFICATION (Organized by UCF section headings, including solicitation/contract subject matter where feasible.)

     Subject contract is hereby modified to reflect the following changes:

     1. The total amount of the contract is hereby increased from $303,000.00 to $321,400,000.

     2. Total FY '95 funds obligated against subject contract are hereby increased from $200,000 to $218,400.00.



 Except as provided herein, all terms and conditions of the document referenced in Item 9A or 10A, as heretofore changed, remains unchanged and in full force and effect.

-----------------------------------------------------------------------------------------------------------------------------------
 15A. NAME AND TITLE OF SIGNER (Type or print)                        16A. NAME AND TITLE OF CONTRACTING OFFICER (Type or print)

									       ROBERT W. HERTING     AO1

-----------------------------------------------------------------------------------------------------------------------------------
 15B. CONTRACTOR/OFFEROR                        15C. DATE SIGNED      16B. UNITED STATES OF AMERICA               16C. DATE SIGNED

									   BY         ROBERT W. HERTING                  9-13-93
      ----------------------------------------                                ----------------------------------
      (Signature of person authorized to sign)                                (Signature of Contracting Officer)

===================================================================================================================================
 NSN 7540-01-152-8070                                                                           STANDARD FORM 30 (REV. 10-83)
 PREVIOUS EDITION UNUSABLE                                                                      Prescribed by GSA
												FAR (48 CFR) 53.243



     EXHIBIT J

===================================================================================================================================
AMENDMENT OF SOLICITATION/MODIFICATION OF CONTRACT              1. CONTRACT ID CODE             PAGE OF PAGES
												  1       2

-----------------------------------------------------------------------------------------------------------------------------------
 2. AMENDMENT/MODIFICATION NO.        3. EFFECTIVE DATE       4. REQUISITION/PURCHASE REQ. NO.       5. PROJECT NO. (If applicable)
	8                                                          PBGC01-CF6018

-----------------------------------------------------------------------------------------------------------------------------------
 6. ISSUED BY                   CODE     35000                7. ADMINISTERED BY (If other than Item 6)         CODE

	PENSION BENEFIT GUARANTY CORPORATION
	PROCUREMENT DEPARTMENT
	1200 K STREET, N.W., SUITE 510
	WASHINGTON, DC 20005-4026
	TINA PAPAVASILOU          C01 202/326-4160  X 3324

-----------------------------------------------------------------------------------------------------------------------------------
 8. NAME AND ADDRESS OF CONTRACTOR                         Vendor ID: 00002760      (X)    9A. AMENDMENT OF SOLICITATION NO.
      (No., street, county, State and ZIP Code)

	Pacholder Associates, Inc.                                                         ----------------------------------------
	Towers of Kenwood                                                                  9B. DATED (SEE ITEM 11)
	8044 Montgomery Road, Suite 382
	Cincinnati OH 45236                                                                ----------------------------------------
											   10A. MODIFICATION OF CONTRACT/ORDER NO.
	Attn: William Morgan
										     X            J-6-0436
											   ----------------------------------------
											   10B. DATED (SEE ITEM 13)

												  03/25/94

-------------------------------------------------------------------------------
 CODE                                            FACILITY CODE
-----------------------------------------------------------------------------------------------------------------------------------
				     11. THIS ITEM ONLY APPLIES TO AMENDMENTS OF SOLICITATIONS
-----------------------------------------------------------------------------------------------------------------------------------
 [ ] The above numbered solicitation is amended as set forth in Item 14.  The hour and date specified for receipt of Offers
 [ ] is extended, [ ] is not extended.

 Offers must acknowledge receipt of this amendment prior to the hour and date specified in the solicitation or as amended, by one of the following methods:

 (a) By completing Items 8 and 15, and returning _____ copies of the amendment; (b) By acknowledging receipt of this amendment on each copy of the offer submitted; or (c) By separate letter or telegram which includes a reference to the solicitation and amendment numbers.  FAILURE OF YOUR ACKNOWLEDGMENT TO BE RECEIVED AT THE PLACE DESIGNATED FOR THE RECEIPT OF OFFERS PRIOR TO THE
 HOUR AND DATE SPECIFIED MAY RESULT IN REJECTION OF YOUR OFFER.  If by virtue of this amendment you desire to change an offer already submitted, such change may be made by telegram or letter, provided each telegram or letter makes reference to the solicitation and this amendment, and is received prior to the opening hour and date specified.

-----------------------------------------------------------------------------------------------------------------------------------
 12. ACCOUNTING AND APPROPRIATION DATA (If required)

		1-7-1000-1-32000-2512             INCREASE: $250,000.00

-----------------------------------------------------------------------------------------------------------------------------------
				  13. THIS ITEM APPLIES ONLY TO MODIFICATIONS OF CONTRACTS/ORDERS,
				    IT MODIFIES THE CONTRACT/ORDER NO. AS DESCRIBED IN ITEM 14.

-----------------------------------------------------------------------------------------------------------------------------------
 (X)  A.  THIS CHANGE ORDER IS ISSUED PURSUANT TO: (Specify authority) THE CHANGES SET FORTH IN ITEM 14 ARE MADE IN THE CONTRACT
	  ORDER NO. IN ITEM 10A.
  X

-----------------------------------------------------------------------------------------------------------------------------------
      B.  THE ABOVE NUMBERED CONTRACT/ORDER IS MODIFIED TO REFLECT THE ADMINISTRATIVE CHANGES (such as changes in paying office,
	  appropriation date, etc.)  SET FORTH IN ITEM 14, PURSUANT TO THE AUTHORITY OF FAR 43.103(b).

-----------------------------------------------------------------------------------------------------------------------------------
      C.  THIS SUPPLEMENTAL AGREEMENT IS ENTERED INTO PURSUANT TO AUTHORITY OF:

-----------------------------------------------------------------------------------------------------------------------------------
      D.  OTHER (Specify type of modification and authority)

-----------------------------------------------------------------------------------------------------------------------------------
 E.  IMPORTANT:   Contractor  [X] is not,    [ ] is required to sign this document and return _____ copies to the issuing office.

-----------------------------------------------------------------------------------------------------------------------------------

 14. DESCRIPTION OF AMENDMENT/MODIFICATION (Organized by UCF section headings, including solicitation/contract subject matter where feasible.)

     Subject contract is hereby modified to reflect the following changes:

     1.  Modification No. 4 added FY 95 funds for option year one.
	 However, it did not clearly state that these funds were to exercise option year 1.

     Correct Modification No. 4 as follows:



 Except as provided herein, all terms and conditions of the document referenced in Item 9A or 10A, as heretofore changed, remains unchanged and in full force and effect.

-----------------------------------------------------------------------------------------------------------------------------------
 15A. NAME AND TITLE OF SIGNER (Type or print)                        16A. NAME AND TITLE OF CONTRACTING OFFICER (Type or print)
									   ROBERT W. HERTING      AO1

-----------------------------------------------------------------------------------------------------------------------------------
 15B. CONTRACTOR/OFFEROR                        15C. DATE SIGNED      16B. UNITED STATES OF AMERICA               16C. DATE SIGNED

									   BY         ROBERT W. HERTING                  11-1-95
      ----------------------------------------                                ----------------------------------
      (Signature of person authorized to sign)                                (Signature of Contracting Officer)

===================================================================================================================================
 NSN 7540-01-152-8070                                                                           STANDARD FORM 30 (REV. 10-83)
 PREVIOUS EDITION UNUSABLE                                                                      Prescribed by GSA
												FAR (48 CFR) 53.243




			     SF 30 CONTINUATION SHEET

2. Article F-4 Period of Performance is hereby amended to extend the contract from October 1, 1994 through September 30, 1995.

3. Additional funds in the amount of $250,000.00 are hereby obligated to the contract.

	The Pension Benefit Guaranty Corporation is exercising its 2nd option year for the period October 1, 1995 through September 30, 1996. Therefore, the following articles are amended as follows:

4. The total price of this contract is increased from $321,400.00 to $571,400.00.

5.      The total amount obligated for FY 96 is $250,000.00.

6. For purposes of fiscal year accountability the contract number is changed from J-5-0436 to J-6-0436.

7. Section G.2, Submission of Invoices and Method of Payment first paragraph is deleted in its entirety in its entirety and changed to the following:

	A monthly invoice shall be submitted on SF1034 and SF1035, in an original and (1) copy for work performed hereunder to:

		Pension Benefit Guaranty Corporation
		Controller Operations Div/General Accounting Branch
		1200 K Street, NW, Suite 640
		Washington, DC 20005-4026

ALSO SEND ONE COPY TO:

		Pension Benefit Guaranty Corporation
		Attn: Procurement Department
		1200 K Street, NW, Suite 510
		Washington, D.C. 20005-4026



Mod. 8                                 2

     EXHIBIT K

===================================================================================================================================
AMENDMENT OF SOLICITATION/MODIFICATION OF CONTRACT              1. CONTRACT ID CODE             PAGE OF PAGES
												  1       3

-----------------------------------------------------------------------------------------------------------------------------------
 2. AMENDMENT/MODIFICATION NO.        3. EFFECTIVE DATE       4. REQUISITION/PURCHASE REQ. NO.       5. PROJECT NO. (If applicable)
	9                                                          memo dtd. 10/18/95

-----------------------------------------------------------------------------------------------------------------------------------
 6. ISSUED BY                   CODE     35000                7. ADMINISTERED BY (If other than Item 6)         CODE

	PENSION BENEFIT GUARANTY CORPORATION
	PROCUREMENT DEPARTMENT
	1200 K STREET, N.W., SUITE 510
	WASHINGTON, DC 20005-4026
	MARILYN SILVERMAN         C02 202/326-4160 X3322

-----------------------------------------------------------------------------------------------------------------------------------
 8. NAME AND ADDRESS OF CONTRACTOR                         Vendor ID: 00002760      (X)    9A. AMENDMENT OF SOLICITATION NO.
      (No., street, county, State and ZIP Code)

	Pacholder Associates, Inc.                                                         ----------------------------------------
	Towers of Kenwood                                                                  9B. DATED (SEE ITEM 11)
	8044 Montgomery Road, Suite 382
	Cincinnati OH 45236                                                                ----------------------------------------
											   10A. MODIFICATION OF CONTRACT/ORDER NO.
	Attn: William Morgan
										     X            J-6-0436
											   ----------------------------------------
											   10B. DATED (SEE ITEM 13)

												  03/25/94

-------------------------------------------------------------------------------
 CODE                                            FACILITY CODE
-----------------------------------------------------------------------------------------------------------------------------------
				     11. THIS ITEM ONLY APPLIES TO AMENDMENTS OF SOLICITATIONS
-----------------------------------------------------------------------------------------------------------------------------------
 [ ] The above numbered solicitation is amended as set forth in Item 14.  The hour and date specified for receipt of Offers
 [ ] is extended, [ ] is not extended.

 Offers must acknowledge receipt of this amendment prior to the hour and date specified in the solicitation or as amended, by one of the following methods:

 (a) By completing Items 8 and 15, and returning _____ copies of the amendment; (b) By acknowledging receipt of this amendment on each copy of the offer submitted; or (c) By separate letter or telegram which includes a reference to the solicitation and amendment numbers.  FAILURE OF YOUR ACKNOWLEDGMENT TO BE RECEIVED AT THE PLACE DESIGNATED FOR THE RECEIPT OF OFFERS PRIOR TO THE
 HOUR AND DATE SPECIFIED MAY RESULT IN REJECTION OF YOUR OFFER.  If by virtue of this amendment you desire to change an offer already submitted, such change may be made by telegram or letter, provided each telegram or letter makes reference to the solicitation and this amendment, and is received prior to the opening hour and date specified.

-----------------------------------------------------------------------------------------------------------------------------------
 12. ACCOUNTING AND APPROPRIATION DATA (If required)

		N/A

-----------------------------------------------------------------------------------------------------------------------------------
				  13. THIS ITEM APPLIES ONLY TO MODIFICATIONS OF CONTRACTS/ORDERS,
				    IT MODIFIES THE CONTRACT/ORDER NO. AS DESCRIBED IN ITEM 14.

-----------------------------------------------------------------------------------------------------------------------------------
 (X)  A.  THIS CHANGE ORDER IS ISSUED PURSUANT TO: (Specify authority) THE CHANGES SET FORTH IN ITEM 14 ARE MADE IN THE CONTRACT
	  ORDER NO. IN ITEM 10A.
  X

-----------------------------------------------------------------------------------------------------------------------------------
      B.  THE ABOVE NUMBERED CONTRACT/ORDER IS MODIFIED TO REFLECT THE ADMINISTRATIVE CHANGES (such as changes in paying office,
	  appropriation date, etc.)  SET FORTH IN ITEM 14, PURSUANT TO THE AUTHORITY OF FAR 43.103(b).

-----------------------------------------------------------------------------------------------------------------------------------
      C.  THIS SUPPLEMENTAL AGREEMENT IS ENTERED INTO PURSUANT TO AUTHORITY OF:

-----------------------------------------------------------------------------------------------------------------------------------
      D.  OTHER (Specify type of modification and authority)

-----------------------------------------------------------------------------------------------------------------------------------
 E.  IMPORTANT:   Contractor  [ ] is not,    [X] is required to sign this document and return 3 copies to the issuing office.

-----------------------------------------------------------------------------------------------------------------------------------

 14. DESCRIPTION OF AMENDMENT/MODIFICATION (Organized by UCF section headings, including solicitation/contract subject matter where feasible.)

     Subject contract is hereby modified to reflect the following changes:

     1. Section C-11, Statement of Work, is deleted in its entirety and replaced with the following:



 Except as provided herein, all terms and conditions of the document referenced in Item 9A or 10A, as heretofore changed, remains unchanged and in full force and effect.

-----------------------------------------------------------------------------------------------------------------------------------
 15A. NAME AND TITLE OF SIGNER (Type or print)                        16A. NAME AND TITLE OF CONTRACTING OFFICER (Type or print)

       WILLIAM T. MORGAN                                                       ROBERT W. HERTING      AO1

-----------------------------------------------------------------------------------------------------------------------------------
 15B. CONTRACTOR/OFFEROR                        15C. DATE SIGNED      16B. UNITED STATES OF AMERICA               16C. DATE SIGNED

       /s/       WILLIAM T. MORGAN                    11/14/95             BY         ROBERT W. HERTING                  12-1-95
      ----------------------------------------                                ----------------------------------
      (Signature of person authorized to sign)                                (Signature of Contracting Officer)

===================================================================================================================================
 NSN 7540-01-152-8070                                                                           STANDARD FORM 30 (REV. 10-83)
 PREVIOUS EDITION UNUSABLE                                                                      Prescribed by GSA
												FAR (48 CFR) 53.243



C-II.  Statement of Work:

A.      MANAGER RESPONSIBILITIES:

	The Special Situations Manager has the responsibility for accepting certain assets as assigned by the Pension Benefit Guaranty Corporation (PBGC), pursuant to the authority of the Employees Retirement Income Security Act of 1974, as amended (ERISA). These assets, by their nature or because of regulatory constraints, are typically illiquid or difficult to market. Examples of these positions could be: SEC 144 Stock; equity positions with little or no trading activity; or, equity positions with trading restrictions and/or limitations, real estate, promissory notes, bonds, profit sharing interests, warrants, options, commodities, etc. The above examples are not intended to reflect all possible assignments to the manager. The manager may be assigned any asset that comes into PBGC's possession in the course of performing any of its responsibilities or obligations under ERISA as deemed necessary and/or appropriate by PBGC. The primary characteristic of these positions would be the need for development of a "work out" strategy and the implementation of a defined liquidation format or plan.

	These positions, whether equity, fixed income, or partnership interests, are not generally intended to be held as long term positions by the manager. However, it is recognized that because of the illiquid nature of these holdings, they may remain in the portfolio for extended periods of time (or to maturity) if efforts to prudently market and liquidate the positions are not successful. In addition, the liquidation proceeds generated from the successful sale of these positions will not remain with the manager, but will be wire transferred to the PBGC Custodian Bank immediately upon settlement. It is not intended that any liquidation proceeds will be retained for the acquisition of new positions selected by the manager or any other authorized PBGC personnel.

	The manager will be in a fiduciary relationship with respect to the assets assigned to it by the PBGC. Also, the manager will have full and complete discretion with regard to the assigned positions as well as independent voting authority for those positions for which proxy voting is required. The manager must be registered as an Investment Advisor under the Investment Advisors Act of 1940. The manager will be required to submit written confirmation of that registration to PBGC prior to and as a condition for contract award.

	The development of liquidation and marketing strategies will require an extensive knowledge and understanding of securities laws and regulations; securities marketing techniques; and, experience with institutional investment companies, pension plans, and secondary markets. Further, the manager will be required to maintain a close relationship with the Treasury Division staff, and primarily, the Contracting Officer's Technical Representative (COTR) who will be identified in the contract Special Provisions.

	Within the scope of the contract, and in recognition of the increased analytical and negotiation skills required by the large percentage ownership positions of restricted or illiquid positions, certain specific assignments will be required of the manager. These assignments may include, but are not limited, to:

	 1) locating and negotiating with the management of issuing companies or institutional investors for the purpose of liquidating large equity or fixed income positions, which may be restricted under Rule 144, or by PBGC Settlement Agreement;

	 2) preparation of specific strategies for the sale of positions with small daily trading volumes in instances where the sale will severely depress the PBGC trade price if the PBGC position is marketed imprudently;

	 3) coordinate directly with legal counsel, transfer agents, and banks to assure the timely settlement of trades, without the need for extensions or "buy ins", when the PBGC is unable to deliver the liquidated position. Note, these situations are more likely to occur in liquidations associated with the equity and fixed income positions assigned under this contract; but, may occur in partnership interest transactions.

	The manager may also be called upon to assist the PBGC staff in negotiations or to act as an expert on securities valuation matters as well as to coordinate administrative and securities settlement and delivery matters with the PBGC Custodian Bank. Certain periodic written reports will also be required, as indicated in the Reports section of the contract Special Provisions.

	Also, the manager shall perform all other related services as may become necessary or required in connection with the liquidation and/or management of any assets that are or may become assigned to the manager by PBGC so as to protect all rights and interests of the PBGC and/or plan participants.

B.      MANAGER AGENCY AND PROXY VOTING AUTHORITY:

	The incumbent will act as PBGCs' agent in connection with the assets assigned and will have full proxy voting discretion, where appropriate, with respect to all assets for which PBGC has responsibility and has not been assigned to any other party.

	Pursuant to this proxy voting discretion, the manager may, among other things, develop and implement proxy policies and procedures which will be used during the performance of the contract; and, develop a report format that will be used by the manager for submission of quarterly reports to the PBGC.

	The manager will discuss all specific company positions regarding its proxy voting policies, such as social, environmental, or political, matters, which could affect their voting positions on proxy proposals. The manager may be requested to explain votes which are inconsistent with managers general policy.

	At a minimum, the quarterly report submitted by the manager shall include:

				       Management
	Company       Proposal       Recommendation       Manager Vote
	-------       --------       --------------       ------------



	This report shall be separate and distinct from the quarterly report on the activity in the specific positions held by the manager.

The manager may be required, from time to time, to explain the basis for a particular vote, and to provide additional advice and assistance or reporting.

2.      Section 1, insert the following clause:

1.40 52.244-1 Subcontracts (Fixed Price Contracts)
























PBGC-J-4-0436                       MOD. 9

     EXHIBIT L

===================================================================================================================================
AMENDMENT OF SOLICITATION/MODIFICATION OF CONTRACT              1. CONTRACT ID CODE             PAGE OF PAGES
												  1       1

-----------------------------------------------------------------------------------------------------------------------------------
 2. AMENDMENT/MODIFICATION NO.        3. EFFECTIVE DATE       4. REQUISITION/PURCHASE REQ. NO.       5. PROJECT NO. (If applicable)
	10                                 1-1-96                  Letter dtd. 11/15/95

-----------------------------------------------------------------------------------------------------------------------------------
 6. ISSUED BY                   CODE     35000                7. ADMINISTERED BY (If other than Item 6)         CODE

	PENSION BENEFIT GUARANTY CORPORATION
	PROCUREMENT DEPARTMENT
	1200 K STREET, N.W., SUITE 510
	WASHINGTON, DC 20005-4026
	MARILYN SILVERMAN         C02 202/326-4160 X3322

-----------------------------------------------------------------------------------------------------------------------------------
 8. NAME AND ADDRESS OF CONTRACTOR                         Vendor ID: 00002760      (X)    9A. AMENDMENT OF SOLICITATION NO.
      (No., street, county, State and ZIP Code)

	Pacholder Associates, Inc.                                                         ----------------------------------------
	Towers of Kenwood                                                                  9B. DATED (SEE ITEM 11)
	8044 Montgomery Road, Suite 382
	Cincinnati OH 45236                                                                ----------------------------------------
											   10A. MODIFICATION OF CONTRACT/ORDER NO.
	Attn: William Morgan
										     X            J-6-0436
											   ----------------------------------------
											   10B. DATED (SEE ITEM 13)

												  03/25/94

-------------------------------------------------------------------------------
 CODE                                            FACILITY CODE
-----------------------------------------------------------------------------------------------------------------------------------
				     11. THIS ITEM ONLY APPLIES TO AMENDMENTS OF SOLICITATIONS
-----------------------------------------------------------------------------------------------------------------------------------
 [ ] The above numbered solicitation is amended as set forth in Item 14.  The hour and date specified for receipt of Offers
 [ ] is extended, [ ] is not extended.

 Offers must acknowledge receipt of this amendment prior to the hour and date specified in the solicitation or as amended, by one of the following methods:

 (a) By completing Items 8 and 15, and returning _____ copies of the amendment; (b) By acknowledging receipt of this amendment on each copy of the offer submitted; or (c) By separate letter or telegram which includes a reference to the solicitation and amendment numbers.  FAILURE OF YOUR ACKNOWLEDGMENT TO BE RECEIVED AT THE PLACE DESIGNATED FOR THE RECEIPT OF OFFERS PRIOR TO THE
 HOUR AND DATE SPECIFIED MAY RESULT IN REJECTION OF YOUR OFFER.  If by virtue of this amendment you desire to change an offer already submitted, such change may be made by telegram or letter, provided each telegram or letter makes reference to the solicitation and this amendment, and is received prior to the opening hour and date specified.

-----------------------------------------------------------------------------------------------------------------------------------
 12. ACCOUNTING AND APPROPRIATION DATA (If required)

		N/A

-----------------------------------------------------------------------------------------------------------------------------------
				  13. THIS ITEM APPLIES ONLY TO MODIFICATIONS OF CONTRACTS/ORDERS,
				    IT MODIFIES THE CONTRACT/ORDER NO. AS DESCRIBED IN ITEM 14.

-----------------------------------------------------------------------------------------------------------------------------------
 (X)  A.  THIS CHANGE ORDER IS ISSUED PURSUANT TO: (Specify authority) THE CHANGES SET FORTH IN ITEM 14 ARE MADE IN THE CONTRACT
	  ORDER NO. IN ITEM 10A.
  X

-----------------------------------------------------------------------------------------------------------------------------------
      B.  THE ABOVE NUMBERED CONTRACT/ORDER IS MODIFIED TO REFLECT THE ADMINISTRATIVE CHANGES (such as changes in paying office,
	  appropriation date, etc.)  SET FORTH IN ITEM 14, PURSUANT TO THE AUTHORITY OF FAR 43.103(b).

-----------------------------------------------------------------------------------------------------------------------------------
      C.  THIS SUPPLEMENTAL AGREEMENT IS ENTERED INTO PURSUANT TO AUTHORITY OF:

-----------------------------------------------------------------------------------------------------------------------------------
      D.  OTHER (Specify type of modification and authority)

-----------------------------------------------------------------------------------------------------------------------------------
 E.  IMPORTANT:   Contractor  [X] is not,    [ ] is required to sign this document and return _____ copies to the issuing office.

-----------------------------------------------------------------------------------------------------------------------------------

 14. DESCRIPTION OF AMENDMENT/MODIFICATION (Organized by UCF section headings, including solicitation/contract subject matter where feasible.)

     Subject contract is hereby modified to reflect the following changes:

     1. Section G.9, Key Personnel first paragraph, the following is changed, Robert C. Amenta replaces Anthony L. Longi, Jr.



 Except as provided herein, all terms and conditions of the document referenced in Item 9A or 10A, as heretofore changed, remains unchanged and in full force and effect.

-----------------------------------------------------------------------------------------------------------------------------------
 15A. NAME AND TITLE OF SIGNER (Type or print)                        16A. NAME AND TITLE OF CONTRACTING OFFICER (Type or print)

									       ROBERT W. HERTING      AO1

-----------------------------------------------------------------------------------------------------------------------------------
 15B. CONTRACTOR/OFFEROR                        15C. DATE SIGNED      16B. UNITED STATES OF AMERICA               16C. DATE SIGNED

									   BY         ROBERT W. HERTING                  12-1-93
      ----------------------------------------                                ----------------------------------
      (Signature of person authorized to sign)                                (Signature of Contracting Officer)

===================================================================================================================================
 NSN 7540-01-152-8070                                                                           STANDARD FORM 30 (REV. 10-83)
 PREVIOUS EDITION UNUSABLE                                                                      Prescribed by GSA
												FAR (48 CFR) 53.243


     EXHIBIT M

===================================================================================================================================
AMENDMENT OF SOLICITATION/MODIFICATION OF CONTRACT              1. CONTRACT ID CODE             PAGE OF PAGES
												  1       1

-----------------------------------------------------------------------------------------------------------------------------------
 2. AMENDMENT/MODIFICATION NO.        3. EFFECTIVE DATE       4. REQUISITION/PURCHASE REQ. NO.       5. PROJECT NO. (If applicable)
	#11                              see block 16C             CF4-288 & CF5244

-----------------------------------------------------------------------------------------------------------------------------------
 6. ISSUED BY                   CODE     35000                7. ADMINISTERED BY (If other than Item 6)         CODE

	PENSION BENEFIT GUARANTY CORPORATION
	PROCUREMENT DEPARTMENT
	1200 K STREET, N.W., SUITE 510
	WASHINGTON, DC 20005-4026
	Tova Stein                C07 202/326-4160 X3234

----------------------------------------------------------------------------------------------------------------------------------
 8. NAME AND ADDRESS OF CONTRACTOR                         Vendor ID: 00002760      (X)    9A. AMENDMENT OF SOLICITATION NO.
      (No., street, county, State and ZIP Code)

	Pacholder Associates, Inc.                                                         ----------------------------------------
	Towers of Kenwood                                                                  9B. DATED (SEE ITEM 11)
	8044 Montgomery Road, Suite 382
	Cincinnati OH 45236                                                                ----------------------------------------
											   10A. MODIFICATION OF CONTRACT/ORDER NO.
	Attn: William Morgan
										     X            J-6-0436
											   ----------------------------------------
											   10B. DATED (SEE ITEM 13)

												  03/25/94

-------------------------------------------------------------------------------
 CODE                                            FACILITY CODE
-----------------------------------------------------------------------------------------------------------------------------------
				     11. THIS ITEM ONLY APPLIES TO AMENDMENTS OF SOLICITATIONS
-----------------------------------------------------------------------------------------------------------------------------------
 [ ] The above numbered solicitation is amended as set forth in Item 14.  The hour and date specified for receipt of Offers
 [ ] is extended, [ ] is not extended.

 Offers must acknowledge receipt of this amendment prior to the hour and date specified in the solicitation or as amended, by one of the following methods:

 (a) By completing Items 8 and 15, and returning _____ copies of the amendment; (b) By acknowledging receipt of this amendment on each copy of the offer submitted; or (c) By separate letter or telegram which includes a reference to the solicitation and amendment numbers.  FAILURE OF YOUR ACKNOWLEDGMENT TO BE RECEIVED AT THE PLACE DESIGNATED FOR THE RECEIPT OF OFFERS PRIOR TO THE
 HOUR AND DATE SPECIFIED MAY RESULT IN REJECTION OF YOUR OFFER.  If by virtue of this amendment you desire to change an offer already submitted, such change may be made by telegram or letter, provided each telegram or letter makes reference to the solicitation and this amendment, and is received prior to the opening hour and date specified.

-----------------------------------------------------------------------------------------------------------------------------------
 12. ACCOUNTING AND APPROPRIATION DATA (If required)

       1-8-1000-1-33500-2512  Decrease: 1,811.88  1-8-1000-1-31000-2531  Decrease: 36,723.14

-----------------------------------------------------------------------------------------------------------------------------------
				  13. THIS ITEM APPLIES ONLY TO MODIFICATIONS OF CONTRACTS/ORDERS,
				    IT MODIFIES THE CONTRACT/ORDER NO. AS DESCRIBED IN ITEM 14.

-----------------------------------------------------------------------------------------------------------------------------------
 (X)  A.  THIS CHANGE ORDER IS ISSUED PURSUANT TO: (Specify authority) THE CHANGES SET FORTH IN ITEM 14 ARE MADE IN THE CONTRACT
	  ORDER NO. IN ITEM 10A.

-----------------------------------------------------------------------------------------------------------------------------------
      B.  THE ABOVE NUMBERED CONTRACT/ORDER IS MODIFIED TO REFLECT THE ADMINISTRATIVE CHANGES (such as changes in paying office,
  X       appropriation date, etc.)  SET FORTH IN ITEM 14, PURSUANT TO THE AUTHORITY OF FAR 43.103(b).

-----------------------------------------------------------------------------------------------------------------------------------
      C.  THIS SUPPLEMENTAL AGREEMENT IS ENTERED INTO PURSUANT TO AUTHORITY OF:

-----------------------------------------------------------------------------------------------------------------------------------
      D.  OTHER (Specify type of modification and authority)

-----------------------------------------------------------------------------------------------------------------------------------
 E.  IMPORTANT:   Contractor  [X] is not,    [ ] is required to sign this document and return _____ copies to the issuing office.

-----------------------------------------------------------------------------------------------------------------------------------

 14. DESCRIPTION OF AMENDMENT/MODIFICATION (Organized by UCF section headings, including solicitation/contract subject matter where feasible.)

     The contract is modified to deobligate funds as follows:

     Previous Contract Obligations                  $571,400.00

     This Modification                              ($38,535.02)
						    -----------
     Current Total Contract Obligations             $532,864.98


 Except as provided herein, all terms and conditions of the document referenced in Item 9A or 10A, as heretofore changed, remains unchanged and in full force and effect.

-----------------------------------------------------------------------------------------------------------------------------------
 15A. NAME AND TITLE OF SIGNER (Type or print)                        16A. NAME AND TITLE OF CONTRACTING OFFICER (Type or print)

									       ROBERT W. HERTING      AO1

-----------------------------------------------------------------------------------------------------------------------------------
 15B. CONTRACTOR/OFFEROR                        15C. DATE SIGNED      16B. UNITED STATES OF AMERICA               16C. DATE SIGNED

									   BY         ROBERT W. HERTING                  8-12-96
      ----------------------------------------                                ----------------------------------
      (Signature of person authorized to sign)                                (Signature of Contracting Officer)

===================================================================================================================================
 NSN 7540-01-152-8070                                                                           STANDARD FORM 30 (REV. 10-83)
 PREVIOUS EDITION UNUSABLE                                                                      Prescribed by GSA
												FAR (48 CFR) 53.243


     EXHIBIT N

===================================================================================================================================
AMENDMENT OF SOLICITATION/MODIFICATION OF CONTRACT              1. CONTRACT ID CODE             PAGE OF PAGES
												  1       2

-----------------------------------------------------------------------------------------------------------------------------------
 2. AMENDMENT/MODIFICATION NO.        3. EFFECTIVE DATE       4. REQUISITION/PURCHASE REQ. NO.       5. PROJECT NO. (If applicable)
	12                               See block 16C             PBGC01-CF6150

-----------------------------------------------------------------------------------------------------------------------------------
 6. ISSUED BY                   CODE     35000                7. ADMINISTERED BY (If other than Item 6)         CODE

	PENSION BENEFIT GUARANTY CORPORATION
	PROCUREMENT DEPARTMENT
	1200 K STREET, N.W., SUITE 510
	WASHINGTON, DC 20005-4026
	TOVA STEIN                C07 202/326-4000 ext3234

-----------------------------------------------------------------------------------------------------------------------------------
 8. NAME AND ADDRESS OF CONTRACTOR                         Vendor ID: 00002760      (X)    9A. AMENDMENT OF SOLICITATION NO.
      (No., street, county, State and ZIP Code)

	Pacholder Associates, Inc.                                                         ----------------------------------------
	Towers of Kenwood                                                                  9B. DATED (SEE ITEM 11)
	8044 Montgomery Road, Suite 382
	Cincinnati OH 45236                                                                ----------------------------------------
											   10A. MODIFICATION OF CONTRACT/ORDER NO.
	Attn: William Morgan
										     X            J-6-0436
											   ----------------------------------------
											   10B. DATED (SEE ITEM 13)

												  03/25/94

-------------------------------------------------------------------------------
 CODE                                            FACILITY CODE
-----------------------------------------------------------------------------------------------------------------------------------
				     11. THIS ITEM ONLY APPLIES TO AMENDMENTS OF SOLICITATIONS
-----------------------------------------------------------------------------------------------------------------------------------
 [ ] The above numbered solicitation is amended as set forth in Item 14.  The hour and date specified for receipt of Offers
 [ ] is extended, [ ] is not extended.

 Offers must acknowledge receipt of this amendment prior to the hour and date specified in the solicitation or as amended, by one of the following methods:

 (a) By completing Items 8 and 15, and returning _____ copies of the amendment; (b) By acknowledging receipt of this amendment on each copy of the offer submitted; or (c) By separate letter or telegram which includes a reference to the solicitation and amendment numbers.  FAILURE OF YOUR ACKNOWLEDGMENT TO BE RECEIVED AT THE PLACE DESIGNATED FOR THE RECEIPT OF OFFERS PRIOR TO THE
 HOUR AND DATE SPECIFIED MAY RESULT IN REJECTION OF YOUR OFFER.  If by virtue of this amendment you desire to change an offer already submitted, such change may be made by telegram or letter, provided each telegram or letter makes reference to the solicitation and this amendment, and is received prior to the opening hour and date specified.

-----------------------------------------------------------------------------------------------------------------------------------
 12. ACCOUNTING AND APPROPRIATION DATA (If required)

		1-7-1000-1-32000-2531            INCREASE: $325,000.00

-----------------------------------------------------------------------------------------------------------------------------------
				  13. THIS ITEM APPLIES ONLY TO MODIFICATIONS OF CONTRACTS/ORDERS,
				    IT MODIFIES THE CONTRACT/ORDER NO. AS DESCRIBED IN ITEM 14.

-----------------------------------------------------------------------------------------------------------------------------------
 (X)  A.  THIS CHANGE ORDER IS ISSUED PURSUANT TO: (Specify authority) THE CHANGES SET FORTH IN ITEM 14 ARE MADE IN THE CONTRACT
	  ORDER NO. IN ITEM 10A.

-----------------------------------------------------------------------------------------------------------------------------------
      B.  THE ABOVE NUMBERED CONTRACT/ORDER IS MODIFIED TO REFLECT THE ADMINISTRATIVE CHANGES (such as changes in paying office,
  X       appropriation date, etc.)  SET FORTH IN ITEM 14, PURSUANT TO THE AUTHORITY OF FAR 43.103(b).

-----------------------------------------------------------------------------------------------------------------------------------
      C.  THIS SUPPLEMENTAL AGREEMENT IS ENTERED INTO PURSUANT TO AUTHORITY OF:

-----------------------------------------------------------------------------------------------------------------------------------
      D.  OTHER (Specify type of modification and authority)

-----------------------------------------------------------------------------------------------------------------------------------
 E.  IMPORTANT:   Contractor  [X] is not,    [ ] is required to sign this document and return _____ copies to the issuing office.

-----------------------------------------------------------------------------------------------------------------------------------

 14. DESCRIPTION OF AMENDMENT/MODIFICATION (Organized by UCF section headings, including solicitation/contract subject matter where feasible.)

     This contract is modified as follows:

     (Continued on page 2)



 Except as provided herein, all terms and conditions of the document referenced in Item 9A or 10A, as heretofore changed, remains unchanged and in full force and effect.

-----------------------------------------------------------------------------------------------------------------------------------
 15A. NAME AND TITLE OF SIGNER (Type or print)                        16A. NAME AND TITLE OF CONTRACTING OFFICER (Type or print)

									       ROBERT W. HERTING      AO1

-----------------------------------------------------------------------------------------------------------------------------------
 15B. CONTRACTOR/OFFEROR                        15C. DATE SIGNED      16B. UNITED STATES OF AMERICA               16C. DATE SIGNED

									   BY         ROBERT W. HERTING                  8-30-96
      ----------------------------------------                                ----------------------------------
      (Signature of person authorized to sign)                                (Signature of Contracting Officer)

===================================================================================================================================
 NSN 7540-01-152-8070                                                                           STANDARD FORM 30 (REV. 10-83)
 PREVIOUS EDITION UNUSABLE                                                                      Prescribed by GSA
												FAR (48 CFR) 53.243


1    FY 96 funds in the amount of $325,000.00 are hereby obligated as follows:

	 Previous FY 96 Obligations                 $250,000.00
	 Increased by this Modification             $325,000.00
						    -----------
	 Current Total FY 96 Obligations            $575,000.00

2    The total contract amount is therefore increased as follows:

	 Previous Contract Obligations              $569,588.12
	 Increased by this Modification             $325,000.00
						    -----------
	 Current Total Contract Obligations         $894,588.12
















PBGC-J-6-0436  Mod. 12                 2

     EXHIBIT O

===================================================================================================================================
AMENDMENT OF SOLICITATION/MODIFICATION OF CONTRACT              1. CONTRACT ID CODE             PAGE OF PAGES
												  1       2

-----------------------------------------------------------------------------------------------------------------------------------
 2. AMENDMENT/MODIFICATION NO.        3. EFFECTIVE DATE       4. REQUISITION/PURCHASE REQ. NO.       5. PROJECT NO. (If applicable)
	13                                                         PBGC01-CF6178

-----------------------------------------------------------------------------------------------------------------------------------
 6. ISSUED BY                   CODE     35000                7. ADMINISTERED BY (If other than Item 6)         CODE

	PENSION BENEFIT GUARANTY CORPORATION
	PROCUREMENT DEPARTMENT
	1200 K STREET, N.W., SUITE 510
	WASHINGTON, DC 20005-4026
	TOVA STEIN                C07 202/326-4000 ext3234

-----------------------------------------------------------------------------------------------------------------------------------
 8. NAME AND ADDRESS OF CONTRACTOR                         Vendor ID: 00002760      (X)    9A. AMENDMENT OF SOLICITATION NO.
      (No., street, county, State and ZIP Code)

	Pacholder Associates, Inc.                                                         ----------------------------------------
	Towers of Kenwood                                                                  9B. DATED (SEE ITEM 11)
	8044 Montgomery Road, Suite 382
	Cincinnati OH 45236                                                                ----------------------------------------
											   10A. MODIFICATION OF CONTRACT/ORDER NO.
	Attn: William Morgan
										     X            J-6-0436
											   ----------------------------------------
											   10B. DATED (SEE ITEM 13)

												  03/25/94

-------------------------------------------------------------------------------
 CODE                                            FACILITY CODE
-----------------------------------------------------------------------------------------------------------------------------------
				     11. THIS ITEM ONLY APPLIES TO AMENDMENTS OF SOLICITATIONS
-----------------------------------------------------------------------------------------------------------------------------------
 [ ] The above numbered solicitation is amended as set forth in Item 14.  The hour and date specified for receipt of Offers
 [ ] is extended, [ ] is not extended.

 Offers must acknowledge receipt of this amendment prior to the hour and date specified in the solicitation or as amended, by one of the following methods:

 (a) By completing Items 8 and 15, and returning _____ copies of the amendment; (b) By acknowledging receipt of this amendment on each copy of the offer submitted; or (c) By separate letter or telegram which includes a reference to the solicitation and amendment numbers.  FAILURE OF YOUR ACKNOWLEDGMENT TO BE RECEIVED AT THE PLACE DESIGNATED FOR THE RECEIPT OF OFFERS PRIOR TO THE
 HOUR AND DATE SPECIFIED MAY RESULT IN REJECTION OF YOUR OFFER.  If by virtue of this amendment you desire to change an offer already submitted, such change may be made by telegram or letter, provided each telegram or letter makes reference to the solicitation and this amendment, and is received prior to the opening hour and date specified.
-----------------------------------------------------------------------------------------------------------------------------------
 12. ACCOUNTING AND APPROPRIATION DATA (If required)

		1-7-1000-32000-2531            INCREASE: $67,500.00

-----------------------------------------------------------------------------------------------------------------------------------
				  13. THIS ITEM APPLIES ONLY TO MODIFICATIONS OF CONTRACTS/ORDERS,
				    IT MODIFIES THE CONTRACT/ORDER NO. AS DESCRIBED IN ITEM 14.

-----------------------------------------------------------------------------------------------------------------------------------
 (X)  A.  THIS CHANGE ORDER IS ISSUED PURSUANT TO: (Specify authority) THE CHANGES SET FORTH IN ITEM 14 ARE MADE IN THE CONTRACT
	  ORDER NO. IN ITEM 10A.

-----------------------------------------------------------------------------------------------------------------------------------
      B.  THE ABOVE NUMBERED CONTRACT/ORDER IS MODIFIED TO REFLECT THE ADMINISTRATIVE CHANGES (such as changes in paying office,
  X       appropriation date, etc.)  SET FORTH IN ITEM 14, PURSUANT TO THE AUTHORITY OF FAR 43.103(b).

-----------------------------------------------------------------------------------------------------------------------------------
      C.  THIS SUPPLEMENTAL AGREEMENT IS ENTERED INTO PURSUANT TO AUTHORITY OF:

-----------------------------------------------------------------------------------------------------------------------------------
      D.  OTHER (Specify type of modification and authority)

-----------------------------------------------------------------------------------------------------------------------------------
 E.  IMPORTANT:   Contractor  [X] is not,    [ ] is required to sign this document and return _____ copies to the issuing office.

-----------------------------------------------------------------------------------------------------------------------------------

 14. DESCRIPTION OF AMENDMENT/MODIFICATION (Organized by UCF section headings, including solicitation/contract subject matter where feasible.)

     This contract is modified as follows:

     (Continued on page 2)



 Except as provided herein, all terms and conditions of the document referenced in Item 9A or 10A, as heretofore changed, remains unchanged and in full force and effect.

-----------------------------------------------------------------------------------------------------------------------------------
 15A. NAME AND TITLE OF SIGNER (Type or print)                        16A. NAME AND TITLE OF CONTRACTING OFFICER (Type or print)

									       ROBERT W. HERTING      AO1

-----------------------------------------------------------------------------------------------------------------------------------
 15B. CONTRACTOR/OFFEROR                        15C. DATE SIGNED      16B. UNITED STATES OF AMERICA               16C. DATE SIGNED
									       /s/ ROBERT W. HERTING
									   BY  /s/ CHRISTINA PAPAVASILIOV                9-20-96
      ----------------------------------------                                ----------------------------------
      (Signature of person authorized to sign)                                (Signature of Contracting Officer)

===================================================================================================================================
 NSN 7540-01-152-8070                                                                           STANDARD FORM 30 (REV. 10-83)
 PREVIOUS EDITION UNUSABLE                                                                      Prescribed by GSA
												FAR (48 CFR) 53.243




1    FY 96 funds in the amount of $67,500.00 are hereby obligated as follows:

	 Previous FY 96 Obligations                 $575,000.00
	 Changed by this Modification                $67,500.00
						    -----------
	 Current Total FY 96 Obligations            $642,500.00

2    The total contract amount is therefore increased as follows:

	 Previous Contract Obligations              $894,588.12
	 Changed by this Modification                $67,500.00
						    -----------
	 Current Total Contract Obligations         $962,088.12
















PBGC-J-6-0436  Mod. 13                 2

     EXHIBIT P

===================================================================================================================================
AMENDMENT OF SOLICITATION/MODIFICATION OF CONTRACT              1. CONTRACT ID CODE             PAGE OF PAGES
												  1       2

-----------------------------------------------------------------------------------------------------------------------------------
 2. AMENDMENT/MODIFICATION NO.        3. EFFECTIVE DATE       4. REQUISITION/PURCHASE REQ. NO.       5. PROJECT NO. (If applicable)
	14                                See block 16C            PBGC01-CF7013

-----------------------------------------------------------------------------------------------------------------------------------
 6. ISSUED BY                   CODE     35000                7. ADMINISTERED BY (If other than Item 6)         CODE

	PENSION BENEFIT GUARANTY CORPORATION
	PROCUREMENT DEPARTMENT
	1200 K STREET, N.W., SUITE 510
	WASHINGTON, DC 20005-4026
	TOVA STEIN                C07 202/326-4000 ext3234

-----------------------------------------------------------------------------------------------------------------------------------
 8. NAME AND ADDRESS OF CONTRACTOR                         Vendor ID: 00002760      (X)    9A. AMENDMENT OF SOLICITATION NO.
      (No., street, county, State and ZIP Code)

	Pacholder Associates, Inc.                                                         ----------------------------------------
	Towers of Kenwood                                                                  9B. DATED (SEE ITEM 11)
	8044 Montgomery Road, Suite 382
	Cincinnati OH 45236                                                                ----------------------------------------
											   10A. MODIFICATION OF CONTRACT/ORDER NO.
	Attn: William Morgan
										     X            J-6-0436
											   ----------------------------------------
											   10B. DATED (SEE ITEM 13)

												  03/25/94

-------------------------------------------------------------------------------
 CODE                                            FACILITY CODE
-----------------------------------------------------------------------------------------------------------------------------------
				     11. THIS ITEM ONLY APPLIES TO AMENDMENTS OF SOLICITATIONS
-----------------------------------------------------------------------------------------------------------------------------------
 [ ] The above numbered solicitation is amended as set forth in Item 14.  The hour and date specified for receipt of Offers
 [ ] is extended, [ ] is not extended.

 Offers must acknowledge receipt of this amendment prior to the hour and date specified in the solicitation or as amended, by one of the following methods:

 (a) By completing Items 8 and 15, and returning _____ copies of the amendment; (b) By acknowledging receipt of this amendment on each copy of the offer submitted; or (c) By separate letter or telegram which includes a reference to the solicitation and amendment numbers.  FAILURE OF YOUR ACKNOWLEDGMENT TO BE RECEIVED AT THE PLACE DESIGNATED FOR THE RECEIPT OF OFFERS PRIOR TO THE
 HOUR AND DATE SPECIFIED MAY RESULT IN REJECTION OF YOUR OFFER.  If by virtue of this amendment you desire to change an offer already submitted, such change may be made by telegram or letter, provided each telegram or letter makes reference to the solicitation and this amendment, and is received prior to the opening hour and date specified.
-----------------------------------------------------------------------------------------------------------------------------------
 12. ACCOUNTING AND APPROPRIATION DATA (If required)

		1-7-1100-1-32000-2531            INCREASE: $637,500.00

-----------------------------------------------------------------------------------------------------------------------------------
				  13. THIS ITEM APPLIES ONLY TO MODIFICATIONS OF CONTRACTS/ORDERS,
				    IT MODIFIES THE CONTRACT/ORDER NO. AS DESCRIBED IN ITEM 14.

-----------------------------------------------------------------------------------------------------------------------------------
 (X)  A.  THIS CHANGE ORDER IS ISSUED PURSUANT TO: (Specify authority) THE CHANGES SET FORTH IN ITEM 14 ARE MADE IN THE CONTRACT
	  ORDER NO. IN ITEM 10A.

-----------------------------------------------------------------------------------------------------------------------------------
      B.  THE ABOVE NUMBERED CONTRACT/ORDER IS MODIFIED TO REFLECT THE ADMINISTRATIVE CHANGES (such as changes in paying office,
  X       appropriation date, etc.)  SET FORTH IN ITEM 14, PURSUANT TO THE AUTHORITY OF FAR 43.103(b).

-----------------------------------------------------------------------------------------------------------------------------------
      C.  THIS SUPPLEMENTAL AGREEMENT IS ENTERED INTO PURSUANT TO AUTHORITY OF:

-----------------------------------------------------------------------------------------------------------------------------------
      D.  OTHER (Specify type of modification and authority)

-----------------------------------------------------------------------------------------------------------------------------------
 E.  IMPORTANT:   Contractor  [X] is not,    [ ] is required to sign this document and return _____ copies to the issuing office.

-----------------------------------------------------------------------------------------------------------------------------------

 14. DESCRIPTION OF AMENDMENT/MODIFICATION (Organized by UCF section headings, including solicitation/contract subject matter where feasible.)

     This contract is modified as follows:

     (Continued on page 2)



 Except as provided herein, all terms and conditions of the document referenced in Item 9A or 10A, as heretofore changed, remains unchanged and in full force and effect.

-----------------------------------------------------------------------------------------------------------------------------------
 15A. NAME AND TITLE OF SIGNER (Type or print)                        16A. NAME AND TITLE OF CONTRACTING OFFICER (Type or print)

									       ROBERT W. HERTING      AO1

-----------------------------------------------------------------------------------------------------------------------------------
 15B. CONTRACTOR/OFFEROR                        15C. DATE SIGNED      16B. UNITED STATES OF AMERICA               16C. DATE SIGNED

									   BY    /s/ R. HERTING                         9-20-96
      ----------------------------------------                                ----------------------------------
      (Signature of person authorized to sign)                                (Signature of Contracting Officer)

===================================================================================================================================
 NSN 7540-01-152-8070                                                                           STANDARD FORM 30 (REV. 10-83)
 PREVIOUS EDITION UNUSABLE                                                                      Prescribed by GSA
												FAR (48 CFR) 53.243




1.  In accordance with Clause F.5, Option to Extend the Term of the Contract
				   -----------------------------------------
    (FAR 52.217-9), option period 3 is exercised.

2.  The funds obligated for performance of this option period are
    $637,500.00.  The total contract amount is therefore increased as follows:
	    Previous Contract Obligations      962,088.12
	   Obligated in this Modification      637,500.00
					 ------------------
	       Total Contract Obligations   $1,599,588.12

3.  The rates in Section B of the contract remain unchanged.

4.  Clause F.4, Period of Performance, is revised as follows:
		---------------------
	   This contract shall extend from date of award through September 30, 1997, with two additional option years remaining to be exercised.

5.  The contract number is changed to J-7-0436 for fiscal year accountability.

6.  No other terms or conditions are changed by this modification.






PBGC-J-7-0436  Mod. 14             Page 2

     EXHIBIT Q

===================================================================================================================================
AMENDMENT OF SOLICITATION/MODIFICATION OF CONTRACT              1. CONTRACT ID CODE             PAGE OF PAGES
												  1       2

-----------------------------------------------------------------------------------------------------------------------------------
 2. AMENDMENT/MODIFICATION NO.        3. EFFECTIVE DATE       4. REQUISITION/PURCHASE REQ. NO.       5. PROJECT NO. (If applicable)
	15                             See Block 16C               PBGC01-CP7040

-----------------------------------------------------------------------------------------------------------------------------------
 6. ISSUED BY                   CODE     35000                7. ADMINISTERED BY (If other than Item 6)         CODE

	PENSION BENEFIT GUARANTY CORPORATION
	PROCUREMENT DEPARTMENT
	1200 K STREET, N.W., SUITE 510
	WASHINGTON, DC 20005-4026
	TOVA STEIN                C07 202/326-4000 ext3234

-----------------------------------------------------------------------------------------------------------------------------------
 8. NAME AND ADDRESS OF CONTRACTOR                         Vendor ID: 00002760      (X)    9A. AMENDMENT OF SOLICITATION NO.
      (No., street, county, State and ZIP Code)

	Pacholder Associates, Inc.                                                         ----------------------------------------
	Towers of Kenwood                                                                  9B. DATED (SEE ITEM 11)
	8044 Montgomery Road, Suite 382
	Cincinnati OH 45236                                                                ----------------------------------------
											   10A. MODIFICATION OF CONTRACT/ORDER NO.
	Attn: William Morgan
										     X            J-7-0436
											   ----------------------------------------
											   10B. DATED (SEE ITEM 13)

												  03/25/94

-------------------------------------------------------------------------------
 CODE                                            FACILITY CODE
-----------------------------------------------------------------------------------------------------------------------------------
				     11. THIS ITEM ONLY APPLIES TO AMENDMENTS OF SOLICITATIONS
-----------------------------------------------------------------------------------------------------------------------------------
 [ ] The above numbered solicitation is amended as set forth in Item 14.  The hour and date specified for receipt of Offers
 [ ] is extended, [ ] is not extended.

 Offers must acknowledge receipt of this amendment prior to the hour and date specified in the solicitation or as amended, by one of the following methods:

 (a) By completing Items 8 and 15, and returning _____ copies of the amendment; (b) By acknowledging receipt of this amendment on each copy of the offer submitted; or (c) By separate letter or telegram which includes a reference to the solicitation and amendment numbers.  FAILURE OF YOUR ACKNOWLEDGMENT TO BE RECEIVED AT THE PLACE DESIGNATED FOR THE RECEIPT OF OFFERS PRIOR TO THE
 HOUR AND DATE SPECIFIED MAY RESULT IN REJECTION OF YOUR OFFER.  If by virtue of this amendment you desire to change an offer already submitted, such change may be made by telegram or letter, provided each telegram or letter makes reference to the solicitation and this amendment, and is received prior to the opening hour and date specified.
-----------------------------------------------------------------------------------------------------------------------------------
 12. ACCOUNTING AND APPROPRIATION DATA (If required)

		1-7-1000-1-51000-2531            INCREASE: $780.00

-----------------------------------------------------------------------------------------------------------------------------------
				  13. THIS ITEM APPLIES ONLY TO MODIFICATIONS OF CONTRACTS/ORDERS,
				    IT MODIFIES THE CONTRACT/ORDER NO. AS DESCRIBED IN ITEM 14.

-----------------------------------------------------------------------------------------------------------------------------------
 (X)  A.  THIS CHANGE ORDER IS ISSUED PURSUANT TO: (Specify authority) THE CHANGES SET FORTH IN ITEM 14 ARE MADE IN THE CONTRACT
	  ORDER NO. IN ITEM 10A.

-----------------------------------------------------------------------------------------------------------------------------------
      B.  THE ABOVE NUMBERED CONTRACT/ORDER IS MODIFIED TO REFLECT THE ADMINISTRATIVE CHANGES (such as changes in paying office,
  X       appropriation date, etc.)  SET FORTH IN ITEM 14, PURSUANT TO THE AUTHORITY OF FAR 43.103(b).

-----------------------------------------------------------------------------------------------------------------------------------
      C.  THIS SUPPLEMENTAL AGREEMENT IS ENTERED INTO PURSUANT TO AUTHORITY OF:

-----------------------------------------------------------------------------------------------------------------------------------
      D.  OTHER (Specify type of modification and authority)

-----------------------------------------------------------------------------------------------------------------------------------
 E.  IMPORTANT:   Contractor  [X] is not,    [ ] is required to sign this document and return _____ copies to the issuing office.

-----------------------------------------------------------------------------------------------------------------------------------

 14. DESCRIPTION OF AMENDMENT/MODIFICATION (Organized by UCF section headings, including solicitation/contract subject matter where feasible.)

     This contract is modified as follows:

     (Continued on page 2)



 Except as provided herein, all terms and conditions of the document referenced in Item 9A or 10A, as heretofore changed, remains unchanged and in full force and effect.

-----------------------------------------------------------------------------------------------------------------------------------
 15A. NAME AND TITLE OF SIGNER (Type or print)                        16A. NAME AND TITLE OF CONTRACTING OFFICER (Type or print)

									       ROBERT W. HERTING      AO1

-----------------------------------------------------------------------------------------------------------------------------------
 15B. CONTRACTOR/OFFEROR                        15C. DATE SIGNED      16B. UNITED STATES OF AMERICA               16C. DATE SIGNED

									   BY  /s/ R. HERTING                            2-19-97
      ----------------------------------------                                ----------------------------------
      (Signature of person authorized to sign)                                (Signature of Contracting Officer)

===================================================================================================================================
 NSN 7540-01-152-8070                                                                           STANDARD FORM 30 (REV. 10-83)
 PREVIOUS EDITION UNUSABLE                                                                      Prescribed by GSA
												FAR (48 CFR) 53.243




1        FY 97 funds in the amount of $780.00 are hereby obligated as follows:

    Previous FY Obligations                         $637,500.00
    Changed by this Modification                        $780.00
							-------
    Current Total FY Obligations                    $638,280.00

2        The total contract amount is therefore increased as follows:

    Previous Contract Obligations                 $1,599,588.12
    Changed by this Modification                        $780.00
							-------
    Current Total Contract Obligations            $1,600,368.12
















PBGC-J-7-0436  Mod. 15                 2